                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]    Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]  No  [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

      PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's 2006 interim report.

      This report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

      - the Registrant's plan to speed up the implementation of oil and gas exploration plans, steadily coordinate refining and production, organize natural gas production and marketing in a systematic manner and steadily promote international business; and

      -     the Registrant's other future plans and prospects.

      These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

      -     fluctuations in crude oil and natural gas prices;

      -     failure to achieve continued exploration success;

      -     failure or delay in achieving production from development projects;

      - failure to complete the proposed acquisition of certain overseas assets as planned;

      -     change in demand for competing fuels in the target market;

      -     continued availability of capital and financing;

      -     general economic, market and business conditions;

      - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

      -     other factors beyond the Registrant's control.

      We do not intend to update or otherwise revise the forward-looking statements in this report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not occur in the way we expect, or at all.

      You should not place undue reliance on any of these forward-looking statements.

                                      2006
                                 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
                         FINANCIAL AND BUSINESS SUMMARY

                                      1.8%

    Output of crude oil for the first half of 2006 was 419.1 million barrels, representing an increase of 1.8% from the first half of 2005.

                                      30.8%

      Output of marketable natural gas for the first half of 2006 was 684.7 billion cubic feet, representing an increase of 30.8% from the first half of 2005.

                                      6.8%

         Total output of crude oil and natural gas for the first half of 2006 was 533.2 million barrels of oil equivalent, representing an increase of
                        6.8% from the first half of 2005.

                                      25.3%

    Consolidated turnover for the first half of 2006 was RMB326,545 million, representing an increase of 25.3% from the first half of 2005.

                                      29.4%

   Consolidated net profit* for the first half of 2006 was RMB80,681 million, representing an increase of 29.4% from the first half of 2005.

                                     RMB0.10

      Basic and diluted earnings per share for the first half of 2006 were RMB0.45, representing an increase of RMB 0.10 per share from the first half of 2005.

                                   RMB0.202806

    The Board of Directors has resolved to distribute an interim dividend for
                         2006 of RMB0.202806 per share.

      - Note: Consolidated net profit is profit attributable to the Company's equity holders.

                                    CONTENTS

01.   Consolidated Interim Condensed Financial Statements
38. Management's Discussion and Analysis of Financial Condition and Results of Operations
59.   Business Operating Review and Prospects
63.   Interim Dividends and Closure of Register of Members
63.   Share Capital Structure
64.   Repurchase, Sale or Redemption of Securities
64.   Qualified Accountant
64.   Disclosure of Other Information
65.   Shareholdings of Majority Shareholders
67.   Interests of Directors and Supervisors in the Share Capital of the Company
67.   Compliance with the Model Code for Securities Transactions by Directors
67.   Compliance with the Code on Corporate Governance Practices
68.   Audit Committee
68.   Directors of the Company

                           PETROCHINA COMPANY LIMITED
                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
            For the six months ended June 30, 2006 and June 30, 2005
                (Amounts in millions except for per share data)

                                                                          SIX MONTHS ENDED JUNE 30
                                                                   --------------------------------
                                                                                             2005
                                                                   NOTES      2006          (NOTE 2)
                                                                   -----    ---------      --------
                                                                               RMB            RMB
                                                                   -----    ---------      --------
TURNOVER                                                             4        326,545       260,618
                                                                            ---------      --------
OPERATING EXPENSES
 Purchases, services and other                                               (112,758)      (96,956)
 Employee compensation costs                                                  (16,993)      (13,052)
 Exploration expenses, including exploratory dry holes                         (8,750)       (8,729)
 Depreciation, depletion and amortisation                                     (29,910)      (26,678)
 Selling, general and administrative expenses                                 (19,104)      (14,902)
 Taxes other than income taxes                                       5        (24,259)      (11,253)
 Other income, net                                                                522           919
                                                                             --------      --------
TOTAL OPERATING EXPENSES                                                     (211,252)     (170,651)
                                                                             --------      --------
PROFIT FROM OPERATIONS                                                        115,293        89,967
                                                                             --------      --------
FINANCE COSTS
 Exchange gain                                                                    830           231
 Exchange loss                                                                   (798)         (213)
 Interest income                                                                  959           709
 Interest expense                                                              (1,848)       (1,526)
                                                                             --------      --------
TOTAL FINANCE COSTS                                                             (857)          (799)
                                                                             --------      --------
SHARE OF PROFIT OF ASSOCIATES                                                   1,482         1,001
                                                                             --------      --------
PROFIT BEFORE TAXATION                                               6        115,918        90,169
TAXATION                                                             7        (30,675)      (25,229)
                                                                             --------      --------
PROFIT FOR THE PERIOD                                                          85,243        64,940
                                                                             ========      ========
ATTRIBUTABLE TO:
 Equity holders of the Company                                                 80,681        62,363
 Minority interest                                                              4,562         2,577
                                                                             --------      --------
                                                                               85,243        64,940
                                                                             ========      ========
BASIC AND DILUTED EARNINGS PER SHARE FOR
  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF
  THE COMPANY DURING THE PERIOD                                      8           0.45          0.35
                                                                             ========      ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
 Interim dividends proposed after the balance sheet date             9         36,307        27,731
                                                                             ========      ========

    The accompanying notes are an integral part of these financial statements

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                    As of June 30, 2006 and December 31, 2005
                              (Amounts in millions)

                                                                                  DECEMBER 31, 2005
                                                           NOTES  JUNE 30, 2006            (NOTE 2)
                                                           -----  -------------   -----------------
                                                                            RMB                 RMB
---------------------------------------------------------------------------------------------------
NON CURRENT ASSETS
 Property, plant and equipment                              10          578,894             563,890
 Investments in associates                                               12,153              12,378
 Available-for-sale investments                                           1,963               1,230
 Advance operating lease payments                                        17,674              16,235
 Intangible and other assets                                              5,080               5,011
 Time deposits with maturities over one year                              2,990               3,428
                                                                        -------             -------
                                                                        618,754             602,172
                                                                        -------             -------

CURRENT ASSETS
 Inventories                                                11           80,824              62,733
 Accounts receivable                                        12           10,531               4,630
 Prepaid expenses and other current assets                               32,548              22,673
 Notes receivable                                           13            4,058               3,028
 Investments in collateralised loans                        14                -                 235
Time deposits with maturities over three months but
    within one year                                                       3,881               1,691
 Cash and cash equivalents                                               92,630              80,905
                                                                        -------             -------
TOTAL CURRENT ASSETS                                                    224,472             175,895
                                                                        -------             -------
CURRENT LIABILITIES
 Accounts payable and accrued liabilities                   15          112,373              99,758
 Income tax payable                                                      13,317              20,567
 Other taxes payable                                                     16,848               4,824
 Short-term borrowings                                      16           34,004              28,689
                                                                        -------             -------
                                                                        176,542             153,838
                                                                        -------             -------
NET CURRENT ASSETS                                                       47,930              22,057
                                                                        -------             -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                   666,684             624,229
                                                                        =======             =======
EQUITY
 Equity attributable to equity holders of the Company
 Share capital
    -State-owned shares of RMB 1.00 each                                157,922             157,922
    -H shares of RMB 1.00 each                                           21,099              21,099
                                                                        -------             -------
                                                                        179,021             179,021
 Retained earnings                                                      252,211             203,812
 Reserves                                                               130,817             132,556
                                                                        -------             -------
                                                                        562,049             515,389
 Minority interest                                                       30,072              28,278
                                                                        -------             -------
TOTAL EQUITY                                                            592,121             543,667
                                                                        -------             -------

NON CURRENT LIABILITIES
 Long-term borrowings                                       16           35,804              44,570
 Other long-term obligations                                                948               1,046
 Asset retirement obligations                               17           14,690              14,187
 Deferred taxation                                                       23,121              20,759
                                                                        -------             -------
                                                                         74,563              80,562
                                                                        -------             -------
                                                                        666,684             624,229
                                                                        =======             =======

   The accompanying notes are an integral part of these financial statements.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
            For the six months ended June 30, 2006 and June 30, 2005
                              (Amounts in millions)

                                                                     SIX MONTHS ENDED JUNE 30
                                                                     ------------------------
                                                                                         2005
                                                                NOTES       2006      (NOTE 2)
                                                                -----    -------      --------
                                                                             RMB          RMB
---------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Profit for the period                                                    85,243       64,940
 Adjustments for:
   Taxation                                                       7       30,675       25,229
   Depreciation, depletion and amortisation                               29,910       26,678
   Dry hole costs                                                          4,430        5,130
   Share of profit of associates                                          (1,482)      (1,001)
   Impairment of receivables, net                                 6          (55)        (247)
   Write down in inventories, net                                 6          (80)         (72)
   Impairment of available-for-sale investments, net              6            1          (1)
   Loss on disposal of property, plant and equipment              6          185           41
   Loss on disposal of intangible assets                                       1            -
   Gain on disposal of associates                                            (18)           -
   Loss on disposal of available-for-sale investments                          4            2
   Dividends income                                               6         (173)         (88)
   Interest income                                                          (959)        (709)
   Interest expense                                                        1,848        1,526
 Advance payments on long-term operating leases                           (2,080)      (1,557)
 Changes in working capital:
    Accounts receivable, prepaid expenses and other
      current assets                                                     (15,800)     (19,093)
   Inventories                                                           (17,862)      (5,701)
   Accounts payable and accrued liabilities                               23,517       32,090
                                                                         -------      -------
CASH GENERATED FROM OPERATIONS                                           137,305      127,167
 Interest received                                                           934          709
 Interest paid                                                            (1,851)      (1,810)
 Income taxes paid                                                       (35,563)     (27,899)
                                                                         -------      -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                100,825       98,167
                                                                         -------      -------

   The accompanying notes are an integral part of these financial statements.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
            For the six months ended June 30, 2006 and June 30, 2005
                              (Amounts in millions)

                                                                                  SIX MONTHS ENDED JUNE 30
                                                                                  ------------------------
                                                                                                      2005
                                                                 NOTES             2006            (NOTE2)
                                                                 -----             ----            -------
                                                                                    RMB                RMB
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Capital expenditures                                                           (45,574)           (36,821)
 Acquisition of associates                                                       (1,085)              (494)
 Acquisition of available-for-sale investments                                      (59)              (583)
Acquisition of investments in collateralised loans
    with maturities over three months                                                 -               (433)
 Acquisition of intangible assets                                                  (318)              (252)
 Acquisition of other non-current assets                                           (387)              (127)
Proceeds from investments in collateralised loans with
     maturities over three months                                                     -              5,620
 Repayment of capital by associates                                                  83                 77
 Purchase from minority interest of subsidiaries                   18            (4,574)                 -
Return capital to minority interest due to liquidation
     of subsidiaries                                                                  -               (848)
 Proceeds from disposal of property, plant and equipment                            100                171
 Proceeds from disposal of associates                                                69              1,081
 Proceeds from disposal of available-for-sale investments                             3                 53
Proceeds from disposal of intangible and other
     non-current assets                                                               2                 22
 Net proceeds of investments in collateralised loans
     with maturities not greater than three months                                  235             27,388
 Dividends received                                                               1,283                553
 Increase in time deposits with maturities over three months                     (1,752)              (827)
                                                                                -------            -------
NET CASH USED FOR INVESTING ACTIVITIES                                          (51,974)            (5,430)
                                                                                -------            -------
CASH FLOWS FROM FINANCING ACTIVITIES
 Repayments of short-term borrowings                                            (13,109)           (18,930)
 Repayments of long-term borrowings                                             (14,007)            (9,707)
 Principal payment on finance lease obligations                                       -                (15)
 Dividends paid to minority interest                                             (1,493)              (411)
 Dividends paid to equity holders of the Company                   9            (32,282)           (25,936)
 Capital contribution from minority interest                                         63                 90
 Increase in short-term borrowings                                               13,541             15,820
 Increase in long-term borrowings                                                10,094              7,727
 Change in other long-term obligations                                              (98)            (1,662)
                                                                                -------            -------
NET CASH USED FOR FINANCING ACTIVITIES                                          (37,291)           (33,024)
                                                                                -------            -------
CURRENCY TRANSLATION DIFFERENCES                                                    165               (119)
                                                                                -------            -------
 Increase in cash and cash equivalents                                           11,725             59,594
 Cash and cash equivalents at beginning of period                                80,905             11,688
                                                                                -------            -------
 Cash and cash equivalents at end of period                                      92,630             71,282
                                                                                =======            =======

    The accompanying notes are an integral part of these financial statements

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
              UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
            For the six months ended June 30, 2006 and June 30, 2005
                              (Amounts in millions)

                                                    ATTRIBUTABLE TO EQUITY HOLDERS             MINORITY        TOTAL
                                                            OF THE COMPANY                     INTEREST       EQUITY
                                             -----------------------------------------------------------------------
                                              SHARE       RETAINED
                                             CAPITAL      EARNINGS     RESERVES     SUBTOTAL
                                             -------      --------     --------     --------
                                                 RMB          RMB          RMB          RMB          RMB         RMB
--------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 2005 (Note 2)         175,824      143,115      108,834      427,773      15,199      442,972
 Currency translation differences                                         (140)        (140)       (281)        (421)
                                             -------      -------      -------      -------      ------      -------
 Net loss recognised directly in equity            -                      (140)        (140)       (281)       (421)
 Profit from January 1 to June 30, 2005            -       62,363            -       62,363       2,577       64,940
                                             -------      -------      -------      -------      ------      -------
Total recognised income/(loss) from
 January 1 to June 30, 2005                        -       62,363         (140)      62,223       2,296       64,519
                                             -------      -------      -------      -------      ------      -------
 Final dividends for 2004 (Note 9)                 -      (25,936)           -      (25,936)          -      (25,936)
 Dividends to minority interest                    -            -            -            -        (418)        (418)
Return capital to minority interest due
 to liquidation of subsidiaries                    -            -            -            -        (848)        (848)
Payment to CNPC for the acquisition of
 refinery and petrochemical businesses             -            -           (9)          (9)          -           (9)
Capital contribution to CNPC
 Exploration and Development Company
 Limited (Note 2)                                  -            -           25           25          25           50
 Other movement of minority interest               -            -            -            -          91           91
                                             -------      -------      -------      -------      ------      -------
 Balance at June 30, 2005                    175,824      179,542      108,710      464,076      16,345      480,421
                                             =======      =======      =======      =======      ======      =======
 Balance at January 1, 2006                  179,021      203,812      132,556      515,389      28,278      543,667
 Currency translation differences                  -            -          439          439         924        1,363
                                             -------      -------      -------      -------      ------      -------
 Net income recognised directly in equity          -            -          439          439         924        1,363
 Profit from January 1 to June 30, 2006            -       80,681            -       80,681       4,562       85,243
                                             -------      -------      -------      -------      ------      -------
Total recognised income from January 1
 to June 30, 2006                                  -       80,681          439       81,120       5,486       86,606
                                             -------      -------      -------      -------      ------      -------
 Final dividends for 2005 (Note 9)                 -      (32,282)                  (32,282)          -      (32,282)
 Dividends to minority interest                    -            -            -            -      (1,426)      (1,426)
Purchase from minority interest of
 subsidiaries (Note 18)                            -            -       (2,178)      (2,178)     (2,396)      (4,574)
 Other movement of minority interest               -            -            -            -         130          130
                                             -------      -------      -------      -------      ------      -------
 Balance at June 30, 2006                    179,021      252,211      130,817      562,049      30,072      592,121
                                             =======      =======      =======      =======      ======      =======

   The accompanying notes are an integral part of these financial statements.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

      PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America. The Company and its subsidiaries are collectively referred to as the"Group".

      In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 per share. On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares) in a global offering and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the global offering.

      In September 2005, the Company issued 3,196,801,818 new H shares at HK$
6.00 per share and net proceed to the Company was approximately RMB 19,692. CNPC also sold 319, 680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

2 ACCOUNTING POLICIES

      The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34"Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2005 except for the ones modified by the Company as a result of the adoption of the new or revised International Financial Reporting Standards ("IFRS").

      In 2006, the Group adopted the following new standards, amendments to standards and interpretations which are relevant to its operations and mandatory for financial year ending December 31, 2006. The adoption of these new and revised IFRS did not result in substantial changes to the Group's accounting policies. In summary:

      -- International Financial Reporting Interpretations Committee ("IFRIC") Interpretation 4, Determining whether an Arrangement contains a Lease, effective for annual periods beginning on or after January 1, 2006.

      -- IFRIC Interpretation 8, Scope of IFRS 2, effective for annual periods beginning on or after May 1, 2006.

     -- IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts, effective for annual periods beginning on or after January 1, 2006.

      The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2005. The consolidated interim condensed financial statements as of June 30, 2006 and for the six-month periods ended June 30, 2006 and June 30, 2005 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results of operations expected for the year ending December 31, 2006.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

      Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2006 is 26% (six months ended June 30, 2005: 28%).

      In August 2005 the shareholders of the Company approved the acquisition and transfer agreements relating to the Company's acquisition of a 50% ownership interest in Zhong You Kan Tan Kai Fa Company Limited (CNPC Exploration and Development Company Limited ("CNPC E&D")). CNPC E&D was formed in 2005 and was wholly owned by China National Oil and Gas Exploration and Development Corporation ("CNODC", wholly owned by CNPC) and one of its subsidiaries. Under the terms of the related agreements, CNODC transferred certain oil and gas exploration operations into CNPC E&D and the Company contributed to CNPC E&D its wholly-owned subsidiary, PetroChina International Limited ("PTRI"), and cash amounting to approximately RMB 20,162, which is the difference between the cash contribution of RMB 20,741 payable by the Company according to the acquisition agreement and cash consideration of RMB 579 for PTRI receivable by the Company.

      The terms of the agreements grant the Company the right to appoint four of the seven directors of CNPC E&D and enable the Company to maintain effective control over CNPC E&D.

      The investment in CNPC E&D and related transactions have been accounted for in a manner similar to uniting of interests as all entities involved are under common control by CNPC. The consolidated financial statements of the Company have been restated as if the operations of the Company and CNPC E&D have always been combined. The payment was made directly to CNPC E&D, therefore the difference between RMB 20,162 paid and the net assets of RMB 35,551 at the effective date acquired (including RMB 20,162 contributed by the Company and RMB 50 for the contributed paid-in capital by CNODC and its subsidiary) has been adjusted against equity.

      The summarised results of operations for the separate entities and on a consolidated basis for the six months ended June 30, 2005, are set out below:

                                                       PETROCHINA
                                                   (AS PREVIOUSLY
                                                        REPORTED)   CNPC E&D    CONSOLIDATED
                                                   --------------   --------    ------------
                                                              RMB        RMB             RMB
                                                   --------------   --------    ------------
Results of operations:
 Turnover                                                 252,489      8,129         260,618
 Profit for the period                                     62,221      2,719          64,940
 Basic and diluted earnings per share for profit
   attributable to the equity holders of the
   Company (RMB)                                             0.35       0.00            0.35
Equity items:
 Currency translation differences                               -       (421)           (421)
 Dividends to minority interest                              (214)      (204)           (418)
 Other movement of minority interest                           51         40              91

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

      Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

      The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group's financial statements.

      (a) ESTIMATION OF OIL AND NATURAL GAS RESERVE

      Oil and gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant causes of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.

      (b) ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment, including oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves significant management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

      (c) ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

      Provisions are recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the net income and the financial position of the Group over the remaining economic life of oil and gas properties.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

4 TURNOVER

      Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 19.

5 TAXES OTHER THAN INCOME TAXES

      Taxes other than income taxes include RMB 10,289 for the six months ended June 30, 2006 (Six months ended June 30, 2005: RMB Nil) of special levy which is payable on the portion of income realised by petroleum exploration enterprises from the domestic sales of crude oil at prices higher than a specific level. This levy is introduced by the PRC government and was effective from March 26, 2006.

6 PROFIT BEFORE TAXATION

                                                                                  SIX MONTHS ENDED JUNE 30
                                                                                  ------------------------
                                                                                   2006               2005
                                                                                -------            -------
                                                                                    RMB                RMB
----------------------------------------------------------------------------------------------------------
  Profit before taxation is arrived at after crediting and charging of the following items:

  Crediting
  Dividends income from available-for-sale investments                              173                 88
  Reversal of impairment of receivables                                             108                249
  Reversal of impairment of available-for-sale investments                            1                  1
  Reversal of write down in inventories                                             136                 88

  Charging
  Amortisation on intangible and other assets                                       589                328
  Cost of inventories (approximates cost of goods sold)
    recognised as expense                                                       146,273            126,623
  Depreciation on property, plant and equipment, including impairment provision

   - owned assets                                                                28,677             25,420
   - assets under finance leases                                                      3                  7
  Impairment of available-for-sale investments                                        2                  -
  Impairment of receivables                                                          53                  2
  Interest expense (Note (a))                                                     1,848              1,526
  Loss on disposal of property, plant and equipment                                 185                 41
  Operating lease expenses                                                        2,429              2,528
  Repair and maintenance                                                          2,978              2,496
  Research and development expenditure                                            2,024              1,043
  Write down in inventories                                                          56                 16
                                                                                =======            =======
  Note (a)  Interest expense
                Interest expense                                                  2,252              1,927
                Less: Amounts capitalised                                          (404)              (401)
                                                                                -------            -------
                                                                                  1,848              1,526
                                                                                =======            =======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

7 TAXATION

                         SIX MONTHS ENDED JUNE 30
                         ------------------------
                            2006             2005
                         -------           ------
                             RMB              RMB
-------------------------------------------------
Income tax                28,682           23,746
Deferred tax               1,993            1,483
                          ------           ------
                          30,675           25,229
                          ======           ======

      In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2005: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 or accelerated depreciation of certain plant and equipment.

      The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                          SIX MONTHS ENDED JUNE 30
                                                          ------------------------
                                                             2006              2005
                                                          -------            ------
                                                              RMB               RMB
                                                          -------            ------
Profit before taxation                                    115,918            90,169
                                                          -------            ------
Tax calculated at a tax rate of 33%                        38,253            29,756
Prior year tax return adjustment                              243               364
Effect of preferential tax rate                            (7,319)           (4,946)
Tax effect of income not subject to tax                      (983)             (406)
Tax effect of expenses not deductible for tax purposes        481               461
                                                          -------            ------
Tax charge                                                 30,675            25,229
                                                          =======            ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

8 BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the six months ended June 30, 2006 have been computed by dividing the profit attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the period.

      Basic and diluted earnings per share for the six months ended June 30, 2005 have been computed by dividing the profit attributable to equity holders of the Company by the number of 175,824 million shares issued and outstanding for the period.

      There are no dilutive potential ordinary shares.

9 DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                     SIX MONTHS ENDED JUNE 30
                                                                     ------------------------
                                                                          2006           2005
                                                                        ------         ------
                                                                           RMB            RMB
---------------------------------------------------------------------------------------------
Final dividends attributable to equity holders of the Company
for 2004 (Note (i))                                                          -         25,936

Final dividends attributable to equity holders of the Company
for 2005 (Note (ii))                                                    32,282              -
                                                                        ------         ------
                                                                        32,282         25,936
                                                                        ======         ======

(i) A final dividend attributable to equity holders of the Company in respect of 2004 of RMB 0.147511 per share amounting to a total of RMB 25,936 was paid on June 10, 2005, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2005.

(ii) A final dividend attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282 was paid on June 9, 2006, and was accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2006.

(iii) As authorised by shareholders in the Annual General Meeting on May 26, 2006, the Board of Directors, in a meeting held on August 23, 2006, resolved to distribute an interim dividend attributable to equity holders of the Company in respect of 2006 of RMB 0.202806 per share amounting to a total of RMB 36,307. These financial statements do not reflect this dividends payable, as it was not authorised until after the balance sheet date.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

10 PROPERTY, PLANT AND EQUIPMENT

                                                       RMB
                                                 ---------
COST OR VALUATION
 At January 1, 2006                                921,606
 Additions                                          47,263
 Disposals or write off                             (6,115)
 Currency translation differences                    1,938
                                                 ---------
 At June 30, 2006                                  964,692
                                                 ---------
ACCUMULATED DEPRECIATION
 At January 1, 2006                               (357,716)
 Charge for the period                             (28,680)
 Disposals or write off                              1,370
 Currency translation differences                     (772)
                                                 ---------
 At June 30, 2006                                 (385,798)
                                                 ---------
NET BOOK VALUE
 At June 30, 2006                                  578,894
                                                 =========

                                                       RMB
                                                 ---------
COST OR VALUATION
 At January 1, 2005                                799,480
 Additions                                          33,389
 Disposals or write off                             (5,736)
 Currency translation differences                     (557)
                                                 ---------
 At June 30, 2005                                  826,576
                                                 ---------
ACCUMULATED DEPRECIATION
 At January 1, 2005                               (313,868)
 Charge for the period                             (25,427)
 Disposals or write off                                340
 Currency translation differences                      217
                                                 ---------
 At June 30, 2005                                 (338,738)
                                                 ---------
NET BOOK VALUE
 At June 30, 2005                                  487,838
                                                 =========

                                                       RMB
                                                 ---------
COST OR VALUATION
 At July 1, 2005                                   826,576
 Additions                                         104,670
 Disposals or write off                             (9,328)
 Currency translation differences                     (312)
                                                 ---------
 At December 31, 2005                              921,606
                                                 ---------
ACCUMULATED DEPRECIATION
 At July 1, 2005                                  (338,738)
 Charge for the period                             (23,784)
 Disposals or write off                              4,702
 Currency translation differences                      104
                                                 ---------
 At December 31, 2005                             (357,716)
                                                 ---------
NET BOOK VALUE
 At December 31, 2005                              563,890
                                                 =========

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      The depreciation charge of the Group for the six months ended June 30, 2006 included RMB 1,535 (six months ended June 30, 2005: RMB 1,725) relating to impairment of property, plant and equipment to be disposed. Of this amount, RMB 1,535 (six months ended June 30, 2005: RMB 975) was for the Refining and Marketing segment and RMB Nil (six months ended June 30, 2005: RMB 750) was for the Exploration and Production segment.

      A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

      As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

      The September 2003 revaluation resulted in RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

      As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraisal Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation result was substantially in line with the carrying value of the oil and gas properties, no adjustment was made to the carrying value of the oil and gas properties.

      Bank borrowings are secured on property, plant and equipment at net book value of RMB 66 at June 30, 2006 (December 31, 2005: RMB 75).

11 INVENTORIES

                                      JUNE 30, 2006   DECEMBER 31, 2005
                                      -------------   -----------------
                                                RMB                 RMB
-----------------------------------------------------------------------
Crude oil and other raw materials            33,559              22,396
Work in progress                              7,079               5,933
Finished goods                               40,833              35,131
Spare parts and consumables                      42                  43
                                             ------              ------
                                             81,513              63,503

Less: Write down in inventories                (689)               (770)
                                             ------              ------
                                             80,824              62,733
                                             ======              ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

12 ACCOUNTS RECEIVABLE

                                                     JUNE 30, 2006     DECEMBER 31, 2005
                                                     -------------     -----------------
                                                               RMB                   RMB
----------------------------------------------------------------------------------------
Accounts receivable due from third parties                  11,701                 6,483
Accounts receivable due from related parties                 2,738                 2,145
Less: Impairment provision                                  (3,908)               (3,998)
                                                            ------                ------
                                                            10,531                 4,630
                                                            ======                ======

      Amounts due from related parties are interest free and unsecured.

      The aging analysis of accounts receivable at June 30, 2006 is as follows:

                            JUNE 30, 2006    DECEMBER 31, 2005
                            -------------    -----------------
                                      RMB                  RMB
--------------------------------------------------------------
Within 1 year                      10,233                4,280
Between 1 to 2 years                   82                   70
Between 2 to 3 years                   68                   46
Over 3 years                        4,056                4,232
                                   ------                -----
                                   14,439                8,628
                                   ======                =====

      The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.

13 NOTES RECEIVABLE

      Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

14 INVESTMENTS IN COLLATERALISED LOANS

      Securities, in the form of loans collateralised by principally PRC government bonds, purchased by the Group are recorded as investments in collateralised loans. These securities have terms ranging from 3 days to 182 days. The difference between the purchase price and the amount that the Company can receive upon the maturity of these securities is treated as interest income and accrued over the life of these securities using the effective yield method. Investments in collateralised loans are accounted for as collateralised financing transactions and are recorded at their contractual amounts plus interest accrued.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

15    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                 JUNE 30, 2006    DECEMBER 31, 2005
                                                                      RMB                 RMB
                                                                 -------------    -----------------
Trade payables                                                          16,087               13,749
Advances from customers                                                  9,169                7,698
Salaries and welfare payable                                             8,545                7,353
Accrued expenses                                                         6,874                    4
Dividends payable by subsidiaries to minority
   shareholders                                                             26                   93
Interest payable                                                             1                   27
Construction fee and equipment cost payables                            17,337               16,420
One-time employee housing remedial payment payable                       1,102                1,174
Amounts due to related parties                                          40,945               41,082
Other payables                                                          12,287               12,158
                                                                       -------               ------
                                                                       112,373               99,758
                                                                       =======               ======

      Other payables consist primarily of customer deposits.

      Amounts due to related parties are interest-free, unsecured and with no fixed terms of repayment.

      The aging analysis of trade payables at June 30, 2006 is as follows:

                                                                 JUNE 30, 2006    DECEMBER 31, 2005
                                                                      RMB                 RMB
                                                                 -------------    -----------------
Within 1 year                                                           14,860               12,876
Between 1 to 2 years                                                       749                  434
Between 2 to 3 years                                                        85                   85
Over 3 years                                                               393                  354
                                                                        ------               ------
                                                                        16,087               13,749
                                                                        ======               ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

16    BORROWINGS

                                                                 JUNE 30, 2006    DECEMBER 31, 2005
                                                                      RMB                 RMB
                                                                 -------------    -----------------
Short-term borrowings                                                   34,004               28,689
Long-term borrowings                                                    35,804               44,570
                                                                        ------               ------
                                                                        69,808               73,259
                                                                        ======               ======

      The movements in the borrowings can be analysed as follows:

                                                                        RMB
                                                                      -------
Balance at January 1, 2006                                             73,259
Increase in borrowings                                                 24,237
Repayments of borrowings                                              (27,688)
                                                                      -------
Balance at June 30, 2006                                               69,808
                                                                      =======

      The long-term borrowings can be analysed as follows:

                                                               JUNE 30, 2006    DECEMBER 31, 2005
                                                                    RMB                 RMB
                                                               -------------    -----------------
Unsecured Loans                                                       55,341               58,821
Secured loans                                                            651                1,074
Current portion of long-term borrowings                              (20,188)             (15,325)
                                                                     -------              -------
                                                                      35,804               44,570
                                                                     =======              =======

The long-term borrowings can be further analysed as follows:

Bank loans
 - Wholly repayable within five years                                 23,006           26,268
 - Not wholly repayable within five years                              1,869            1,313

Loans other than bank loans
 - Wholly repayable within five years                                 20,461           21,501
 - Not wholly repayable within five years                             10,656           10,813
                                                                     -------          -------
                                                                      55,992           59,895
Current portion of long-term borrowings                              (20,188)         (15,325)
                                                                     -------          -------
                                                                      35,804           44,570
                                                                     =======          =======

      Loans other than bank loans not wholly repayable within five years are repayable by installments through April 2032. Interest is charged on the outstanding balances at rates ranging from 1.55% to 9.50% per annum (December 31, 2005: 1.55% to 9.50% per annum).

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      At June 30, 2006, the Group's long-term borrowings were repayable as follows:

                                                 BANK LOANS                   LOANS OTHER THAN BANK LOANS
                                   -----------------------------------    -----------------------------------
                                   JUNE 30, 2006     DECEMBER 31, 2005    JUNE 30, 2006     DECEMBER 31, 2005
                                        RMB                  RMB               RMB                  RMB
                                   -------------     -----------------    -------------     -----------------
Within 1 year                             11,640                 5,378            8,548                 9,947
Between 1 to 2 years                       7,332                11,009            2,649                 7,364
Between 2 to 5 years                       4,701                10,417            9,423                 4,525
After 5 years                              1,202                   777           10,497                10,478
                                          ------                ------           ------                ------
                                          24,875                27,581           31,117                32,314
                                          ======                ======           ======                ======

17    ASSET RETIREMENT OBLIGATIONS

                                                                                                         RMB
                                                                                                       ------
At January 1, 2006                                                                                     14,187
Liabilities incurred                                                                                       11
Accretion expense                                                                                         380
Currency translation differences                                                                          112
                                                                                                       ------
At June 30, 2006                                                                                       14,690
                                                                                                       ======

                                                                                                          RMB
                                                                                                       ------
At January 1, 2005                                                                                        919
Liabilities incurred                                                                                       14
Accretion expense                                                                                          31
Currency translation differences                                                                          (37)
                                                                                                       ------
At June 30, 2005                                                                                          927
                                                                                                       ======

                                                                                                          RMB
                                                                                                       ------
At July 1, 2005                                                                                           927
Liabilities incurred                                                                                   13,244
Liabilities settled                                                                                        (1)
Accretion expense                                                                                          29
Currency translation differences                                                                          (12)
                                                                                                       ------
At December 31, 2005                                                                                   14,187
                                                                                                       ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

18    SUBSIDIARIES

      Principal subsidiaries are:

                                                  PAID-UP        TYPE OF      ATTRIBUTABLE
                              COUNTRY OF          CAPITAL         LEGAL        EQUITY
  COMPANY NAME              INCORPORATION          RMB           ENTITY        INTEREST%           PRINCIPAL ACTIVITIES
-----------------------     -------------         -------        -------      -------------       ---------------------
*Daqing Oilfield                      PRC          47,500              +             100.00       Exploration,
 Company Limited                                                                                   production and the
                                                                                                   sale of crude oil
                                                                                                   and natural gas;
                                                                                                   production and sale
                                                                                                   of refined products

*Jinzhou Petrochemical                PRC             788             ++              98.92       Production and sale
 Company Limited (i)                                                                               of oil and chemical
                                                                                                   products

*Jilin Chemical                       PRC           3,561             ++              98.89       Production and sale
 Industrial Company                                                                                of chemical products
 Limited (ii)

Daqing Yu Shu Lin                     PRC           1,272              +              88.16       Exploration and
 Oilfield Company                                                                                  production of crude
 Limited                                                                                           oil and natural gas

*Liaohe Jinma Oilfield                PRC           1,100             ++              99.49       Exploration,
 Company Limited (iii)                                                                             production,
                                                                                                   transportation and
                                                                                                   sale of crude oil
                                                                                                   and natural gas

*CNPC Exploration and                 PRC             100              +              50.00       Exploration and
 Development Company                                                                               production of crude
 Limited                                                                                           oil and natural gas
                                                                                                   outside of the PRC

----------
      +-- Limited liability company.

      ++-- Joint stock company with limited liability.

      * -- Subsidiaries directly held by the Company as of June 30, 2006.

      (i) Pursuant to the resolution passed at the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited ("JPCL") from minority shareholders at RMB 4.25 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB 602 and acquired 141,497,463 A shares, representing approximately 17.97% of the total issued shares of JPCL. Upon this acquisition, the Company owns 98.92% of the outstanding shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (ii) Pursuant to the resolution passed by the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all the 200,000,000 outstanding A shares and 964,778,000 H shares (including
            ADS) of Jilin Chemical Industrial Company Limited ("JCIC") from minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. As at June 30, 2006, the Company had paid a total cash consideration of RMB 3,719 and acquired 186,623,617 A shares and 938,751,999 H shares ( including ADS), representing approximately 31.60% of the total issued shares of JCIC. Upon this acquisition, the Company owns 98.89% of the outstanding shares of JCIC. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. As approved by China Securities Regulatory Commission, JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

      (iii) Pursuant to the resolution passed by the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited ("LJOCL") from minority shareholders at RMB 8.80 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB 1,713 and acquired 194,360,943 A shares, representing approximately 17.67% of the total issued shares of LJOCL. Upon this acquisition, the Company owns 99.49% of the outstanding shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by China Securities Regulatory Commission, LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

      (iv) The acquisitions of interest from minority shareholders of the above non-wholly owned principal subsidiaries and another non- wholly owned subsidiary in the six months ended June 30, 2006 resulted in a total adjustment to equity of RMB 2,178.

19    SEGMENT INFORMATION

      The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

      The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

      The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

      The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

      In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

      Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

      The accounting policies of the operating segments are the same as those described in Note 2- "Accounting Policies".

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      Operating segment information for the six months ended June 30, 2005 and 2006 is presented below:

      Primary reporting format - business segments

                                EXPLORATION     REFINING     CHEMICALS      NATURAL
SIX MONTHS ENDED                    AND            AND         AND          GAS AND
JUNE 30, 2005                   PRODUCTION      MARKETING    MARKETING      PIPELINE        OTHER        TOTAL
-----------------------------   -----------     ---------    ---------      --------       -------     ---------
                                    RMB            RMB          RMB            RMB           RMB          RMB
                                -----------     ---------    ---------      --------       -------     ---------
Turnover (including
 intersegment)                     152,024       200,883        37,035        11,874             -       401,816

Less: Intersegment sales          (121,484)      (15,098)       (2,125)       (2,491)            -      (141,198)
                                  --------       -------        ------        ------       -------     ---------
Turnover from external
 customers                          30,540       185,785        34,910         9,383             -       260,618
                                  ========       =======        ======        ======       =======     =========
Depreciation, depletion and
 amortisation                      (16,960)       (5,135)       (2,452)       (2,083)          (48)      (26,678)

 Segment result                     92,807         2,959         6,736         1,666          (218)      103,950

 Other costs                        (3,684)       (8,908)         (980)         (188)         (223)      (13,983)
                                  --------       -------        ------        ------       -------     ---------
 Profit/(loss) from operations      89,123        (5,949)        5,756         1,478          (441)       89,967
                                  --------       -------        ------        ------       -------
 Finance costs                                                                                              (799)
 Share of profit of associates         608            46            18            28           301         1,001
                                                                                                       ---------
 Profit before taxation                                                                                   90,169
                                                                                                       ---------
 Taxation                                                                                                (25,229)
                                                                                                       ---------
 Profit for the period                                                                                    64,940
                                                                                                       =========
Interest income (including
 intersegment)                       1,705           384            78            62         2,829         5,058
Less: Intersegment interest
 income                                                                                                   (4,349)
                                                                                                       ---------
Interest income from
 external entities                                                                                           709
                                                                                                       =========
Interest expense (including
 intersegment)                      (1,946)       (1,193)         (319)         (514)       (1,903)       (5,875)
Less: Intersegment interest
 expense                                                                                                   4,349
                                                                                                       ---------
Interest expense to
 external entities                                                                                        (1,526)
                                                                                                       =========
 Segment assets                    393,893       170,354        65,308        61,745       575,685     1,266,985
Elimination of intersegment
 balances                                                                                               (582,461)
Investments in associates            4,302         2,941           274           218         2,197         9,932
                                                                                                       ---------
Total assets                                                                                             694,456
                                                                                                       =========
Segment capital expenditure

  - for property, plant and
    equipment                       22,413         4,614         2,633         3,651            64        33,375

Segment liabilities                141,723       110,722        25,582        37,340       132,478       447,845
Other liabilities                                                                                         39,995
Elimination of intersegment
   balances                                                                                             (273,804)
                                                                                                       ---------
Total liabilities                                                                                        214,036
                                                                                                       =========

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

     Primary reporting format - business segments (continued)

                                EXPLORATION     REFINING     CHEMICALS      NATURAL
SIX MONTHS ENDED                    AND           AND          AND          GAS AND
JUNE 30, 2006                    PRODUCTION     MARKETING    MARKETING      PIPELINE        OTHER         TOTAL
-----------------------------   -----------     ---------    ---------      --------       -------     ---------
                                    RMB            RMB          RMB            RMB           RMB           RMB
                                -----------     ---------    ---------      --------       -------     ---------
Turnover (including               211,012        255,106        39,565        18,233           373       524,289
 intersegment)

Less: Intersegment sales          (170,761)      (21,142)       (3,072)       (2,587)         (182)     (197,744)
                                  --------       -------        ------        ------       -------     ---------
Turnover from external
 customers                          40,251       233,964        36,493        15,646           191       326,545
                                  ========       =======        ======        ======       =======     =========
Depreciation, depletion and
 amortisation                      (17,748)       (6,614)       (2,732)       (2,578)         (238)      (29,910)

 Segment result                    128,906        (3,001)        4,266         4,669          (965)      133,875
 Other costs                        (4,454)      (10,888)       (1,358)          (82)       (1,800)      (18,582)
                                  --------       -------        ------        ------       -------     ---------
 Profit/(loss) from operations     124,452       (13,889)        2,908         4,587        (2,765)      115,293
                                  --------       -------        ------        ------       -------
 Finance costs                                                                                              (857)
 Share of profit of associates       1,022            68            14             -           378         1,482
                                                                                                       ---------
 Profit before taxation                                                                                  115,918
                                                                                                       ---------
 Taxation                                                                                                (30,675)
                                                                                                       ---------
 Profit for the period                                                                                    85,243
                                                                                                       =========

Interest income (including
 intersegment)                       2,316           592           353            87         3,184         6,532

 Less: Intersegment interest
 income                                                                                                   (5,573)
                                                                                                       ---------
Interest income from external
 entities                                                                                                    959
                                                                                                       =========
Interest expense (including
 intersegment)                      (2,623)       (1,744)         (344)         (773)       (1,937)       (7,421)
Less: Intersegment interest
 expense                                                                                                   5,573
                                                                                                       ---------

Interest expense to external
 entities                                                                                                 (1,848)
                                                                                                       =========
 Segment assets                    480,544       215,454        81,609        72,506       667,359     1,517,472

Elimination of intersegment
 balances                                                                                               (686,399)
 Investments in associates           6,101         3,489           128            15         2,420        12,153
                                                                                                       ---------
 Total assets                                                                                            843,226
                                                                                                       =========
 Segment capital expenditure
  - for property, plant and
    equipment                       32,933         6,169         3,938         3,840           372        47,252

 Segment liabilities               158,437       149,353        34,199        43,508       145,529       531,026
 Other liabilities                                                                                        68,002
Elimination of intersegment
 balances                                                                                               (347,923)
                                                                                                       ---------
 Total liabilities                                                                                       251,105
                                                                                                       =========

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      Note  (a)-Intersegment sales are conducted principally at market prices.

      Note (b)-Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other net expense.

      Note (c)-Segment result for the six months ended June 30, 2005 and 2006 included impairment of property, plant and equipment (Note 10).

      Note (d)-Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

      Note (e)-Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

      Note (f)-Effective January 1, 2006, the results of operations, together with the corresponding assets and liabilities, of certain research and development activities of the Group are reclassified from the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment to the Other segment to reflect the changes in the manner under which these activities are managed. The results of operations, together with the corresponding assets and liabilities, of these research and development activities were included in the previously reported segments in the segment information for the six months ended June 30, 2005. Selected financial data of these research and development activities as of June 30, 2005 and for the six months ended June 30, 2005 are as follows:

                                                                                             NATURAL
                                       EXPLORATION AND    REFINING AND   CHEMICALS AND      GAS AND
                                         PRODUCTION         MARKETING      MARKETING        PIPELINE      TOTAL
                                            RMB                RMB            RMB             RMB          RMB
                                       ---------------    ------------   -------------      --------      ------
 Turnover (including intersegment)                  89               -              11            -          100
 Turnover from external customers                    1               -               7            -            8
Depreciation, depletion and
 amortisation                                     (132)             (7)            (17)          (3)        (159)

 Segment result                                   (336)            (29)            (60)          (9)        (434)
 Other costs                                      (208)            (33)            (33)          (7)        (281)
 loss from operations                             (544)            (62)            (93)         (16)        (715)
 Share of profit of associates                       -               -               -            -            -
 Interest income                                     -               -               -            -            -
 Interest expense                                   (8)              -               -            -           (8)
 Segment assets                                  1,965             195             349           55        2,564
 Segment liabilities                               887             257             213           17        1,374

      SECONDARY REPORTING FORMAT -GEOGRAPHICAL SEGMENTS

                                               TURNOVER                TOTAL ASSETS           CAPITAL EXPENDITURE
                                          --------------------      --------------------      -------------------
SIX MONTHS ENDED JUNE 30,                  2006         2005          2006        2005         2006        2005
                                          -------      -------      -------      -------       -----       ------
                                            RMB         RMB           RMB          RMB          RMB         RMB
                                          -------      -------      -------      -------       -----       ------
PRC                                       313,927      251,853      783,842      650,735       44,990      31,285
Other (Exploration and Production)         12,618        8,765       59,384       43,721        2,262       2,090
                                          -------      -------      -------      -------       ------      ------
                                          326,545      260,618      843,226      694,456       47,252      33,375
                                          =======      =======      =======      =======       ======      ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

20    CONTINGENT LIABILITIES

      (a) BANK AND OTHER GUARANTEES

      At June 30, 2006, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC, and state-controlled bank from which it is anticipated that no material liabilities will arise.

                                                         JUNE 30, 2006    DECEMBER 31, 2005
                                                         -------------    -----------------
                                                               RMB                  RMB
Guarantee of borrowings of associates from
 CP Finance                                                        176                  187
Guarantee of borrowings of third party from
 State-controlled bank                                              41                    -
                                                                   ---                  ---
                                                                   217                  187
                                                                   ===                  ===

      (b) ENVIRONMENTAL LIABILITIES

      CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements that will have a material adverse effect on the financial position of the Group.

      On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The Company is presumed to bear related liability according to the investigation results.

      (c) LEGAL CONTINGENCIES

      The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

      (d) LEASING OF ROADS, LAND AND BUILDINGS

      According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

      - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

      - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

      - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      As at June 30, 2006, CNPC has obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

      (e) GROUP INSURANCE

      Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

21    COMMITMENTS

      (a) OPERATING LEASE COMMITMENTS

      Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2006 and December 31, 2005 under non-cancelable operating leases are as follows:

                                                      JUNE 30, 2006    DECEMBER 31, 2005
                                                      -------------    -----------------
                                                           RMB                 RMB
First year                                                    3,069                3,208
Second year                                                   2,605                2,595
Third year                                                    2,518                2,558
Fourth year                                                   2,538                2,437
Fifth year                                                    2,927                2,926
Thereafter                                                   80,372               81,266
                                                             ------               ------
                                                             94,029               94,990
                                                             ======               ======

(b)   CAPITAL COMMITMENTS


                                                       JUNE 30, 2006    DECEMBER 31, 2005
                                                       -------------    -----------------
                                                            RMB                   RMB
Contracted but not provided for

 Oil and gas properties                                           79                 847
 Plant and equipment                                          11,640              12,496

 Other                                                           351                  22
                                                              ------              ------
                                                              12,070              13,365
                                                              ======              ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (c) LONG-TERM NATURAL GAS SUPPLY COMMITMENTS

      The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC National Development and Reform Commission at the time of deliveries.

      At June 30, 2006 and December 31, 2005, future minimum delivery commitments under contracts are as follows:

                                  JUNE 30, 2006          DECEMBER 31, 2005
                               -------------------      -------------------
                               QUANTITIES (BILLION      QUANTITIES (BILLION
                                  OF CUBIC FEET)           OF CUBIC FEET)
                               -------------------      -------------------
2006                                   281                       451
2007                                   580                       583
2008                                   636                       639
2009                                   700                       704
2010                                   575                       583
2011 and thereafter                  5,407                     5,528
                                     -----                     -----
                                     8,179                     8,488
                                     =====                     =====

      (d) EXPLORATION AND PRODUCTION LICENSES

      The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 304 for the six months ended June 30, 2006 (six months ended June 30, 2005 were RMB 233).

      Estimated annual payments in the future are as follows:

                      RMB
                      ---
2006                  681
2007                  712
2008                  712
2009                  712
2010                  850

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

22  RELATED PARTY TRANSACTIONS

      CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

      The Group has extensive transactions with other members of the CNPC group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

      As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

      The term of the current Comprehensive Products and Services Agreement were amended during 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

      The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

      Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

      In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods and balances arising from related party transactions at the end of the periods indicated below:

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (a) BANK DEPOSITS

                                                     NOTE   JUNE 30, 2006   DECEMBER 31, 2005
                                                     ----   -------------   -----------------
                                                                 RMB               RMB
                                                               ------             ------
Bank deposits balance at the end of the period
 CP Finance                                          (i)        4,384             24,356
State-controlled banks and other financial
   institutions                                                84,596             55,139
                                                               ------             ------
                                                               88,980             79,495
                                                               ======             ======

                                                            SIX MONTHS ENDED JUNE 30
                                                            ------------------------
                                                     NOTE        2006      2005
                                                     ----        ----      ----
                                                                  RMB       RMB
                                                                 ----      ----
Interest income from bank deposits
 CP Finance                                          (i)          61        11
State-controlled banks and other financial
   institutions                                                  853       236
                                                                ----       ---
                                                                 914       247
                                                                ====       ===

(i) CP Finance is a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

      (b) SALES OF GOODS AND SERVICES

                                                  SIX MONTHS ENDED JUNE 30
                                                  ------------------------
                                                   2006              2005
                                                  ------            ------
                                                    RMB               RMB
                                                  ------            ------
Sales of goods
 Associates
 - Crude Oil                                       1,638               562
 - Refined Products                                5,407             5,014
 - Chemical Products                                   1               107
 Fellow subsidiaries (CNPC Group)
 - Crude Oil                                         864               139
 - Refined Products                                8,081             3,967
 - Chemical Products                               2,553             1,781
 - Natural Gas                                       542               426
 - Other                                             205                96
 Other state-controlled enterprises
 - Crude Oil                                      17,780            18,090
 - Refined Products                               39,875            21,795
 - Chemical Products                               4,110             4,047
 - Natural Gas                                     4,788             5,213
                                                  ------            ------
                                                  85,844            61,237
                                                  ======            ======

      Sales of goods to related parties are conducted at market prices.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

                                                  SIX MONTHS ENDED JUNE 30
                                                  ------------------------
                                                    2006            2005
                                                   -----            -----
                                                    RMB              RMB
                                                   -----            -----
Sales of services
 Fellow subsidiaries (CNPC Group)                    864              556
Other state-controlled enterprises                 3,493            2,190
                                                   -----            -----
                                                   4,357            2,746
                                                   =====            =====

      Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

      (c) PURCHASES OF GOODS AND SERVICES

                                                             SIX MONTHS ENDED JUNE 30
                                                     NOTES       2006          2005
                                                     -----      ------        ------
                                                                  RMB           RMB
                                                                ------        ------
Purchases of goods                                    (i)
 Associates                                                      7,049         2,824
 Other state-controlled enterprises                             18,897        17,875

 Purchases of services
 Associates                                                         22            23
 Fellow subsidiaries (CNPC Group)
-Fees paid for construction and technical services   (ii)
 -exploration and development services              (iii)       19,455        14,405
 -other construction and technical services          (iv)       11,006         6,269
-Fees for production services                         (v)       11,243         8,946
-Social services charges                             (vi)          923           707
-Ancillary services charges                         (vii)        1,033           915
-Commission expense and other charges              (viii)          451           724
Other state- controlled enterprises                  (ix)        2,334         3,319
                                                                ------        ------
                                                                72,413        56,007
                                                                ======        ======

----------
(i) Purchases of goods principally represent the purchase of raw materials, spare parts and low cost consumables at market prices.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

      (iii) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

      (iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

      (v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

      (vi) These represent expenditures for social welfare and support services which are charged at cost.

      (vii) Ancillary services charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

      (viii) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

      (ix) Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

      (d) PURCHASES OF ASSETS

                                                         SIX MONTHS ENDED JUNE 30
                                                         ------------------------
                                                           2006            2005
                                                          -----            -----
                                                           RMB              RMB
                                                          -----            -----
Purchases of assets

 Associates                                                   -                3
 Fellow subsidiaries (CNPC Group)                           573            1,395
 Other state-controlled enterprises                         446            3,605
                                                          -----            -----
                                                          1,019            5,003
                                                          =====            =====

      Purchases of assets principally represent the purchases of manufacturing equipments, office equipments, transportation equipments, etc., at market prices.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (e) PERIOD-END BALANCES ARISING FROM SALES/PURCHASES OF GOODS/SERVICES /ASSETS

                                                                 JUNE 30, 2006         DECEMBER 31, 2005
                                                                 -------------         -----------------
                                                                     RMB                      RMB
                                                                    ------                   ------

Accounts receivable from related parties at the end of the
 period
 Associates                                                             53                       12
 Fellow subsidiaries (CNPC Group)                                      731                      337
 Other state-controlled enterprises                                  1,954                    1,796
                                                                    ------                   ------
                                                                     2,738                    2,145

 Less: Impairment provision
   Associates                                                           (6)                       -
   Fellow subsidiaries (CNPC Group)                                   (250)                    (246)
   Other state-controlled enterprises                                 (881)                    (924)
                                                                    ------                   ------
                                                                    (1,137)                  (1,170)
                                                                    ------                   ------
                                                                     1,601                      975
                                                                    ======                   ======

Prepayment and other receivables from related parties at the end of the period
 Associates                                                          4,249                    3,634
 Parent (CNPC)                                                         105                      103
 Fellow subsidiaries (CNPC Group)                                    9,506                    7,430
 Other state-controlled enterprises                                  2,784                    2,357
                                                                    ------                   ------
                                                                    16,644                   13,524

 Less: Impairment provision
   Associates                                                         (220)                    (240)
   Fellow subsidiaries (CNPC Group)                                    (18)                     (70)
   Other state-controlled enterprises                                 (317)                    (330)
                                                                    ------                   ------
                                                                      (555)                    (640)
                                                                    ------                   ------
                                                                    16,089                   12,884
                                                                    ======                   ======

Accounts payable and accrued liabilities to related parties at the end of the period
 Associates                                                          4,478                    3,118
 Parent (CNPC)                                                       2,362                    2,516
 Fellow subsidiaries (CNPC Group)                                   23,674                   20,285
 Other state-controlled enterprises                                 10,431                   15,163
                                                                    ------                   ------
                                                                    40,945                   41,082
                                                                    ======                   ======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

                                                                                    SIX MONTHS ENDED JUNE 30
                                                                                    ------------------------
                                                                                         2006      2005
                                                                                         ----      ----
                                                                                         RMB       RMB
                                                                                         ----      ----
Impairment provision of accounts receivable from related parties charged to the profit and loss account
 Associates                                                                                 6         -
 Fellow subsidiaries (CNPC Group)                                                           4         1
 Other state-controlled enterprises                                                       (31)      (58)
                                                                                         ----      ----
                                                                                          (21)      (57)
                                                                                         ====      ====
Impairment provision of prepayment and other receivables from related parties charged to the profit and loss account
 Associates                                                                               (20)       (4)
 Fellow subsidiaries (CNPC Group)                                                         (29)        -
 Other state-controlled enterprises                                                        (5)       (3)
                                                                                         ----      ----
                                                                                          (54)       (7)
                                                                                         ====      ====

      (f) LEASES

                                                                           SIX MONTHS ENDED JUNE 30
                                                                           ------------------------
                                                                   NOTES        2006       2005
                                                                   -----       -----      -----
                                                                                 RMB       RMB
Advance operating lease payments paid to related parties           (i)
 Parent (CNPC)                                                                     -        131
 Other state-controlled enterprises                                                -         11
                                                                               -----      -----
                                                                                   -        142
                                                                               =====      =====
Other operating lease payments paid to related parties
 Parent (CNPC)                                                     (ii)        1,025      1,116
 Other state-controlled enterprises                                                -          5
                                                                               -----      -----
                                                                               1,025      1,121
                                                                               =====      =====

(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Building Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

                                                    JUNE 30, 2006           DECEMBER 31, 2005
                                                    -------------           -----------------
                                                         RMB                        RMB
                                                         ---                        ---
Operating lease payable to related parties
 Parent (CNPC)                                            19                          2
 Other state-controlled enterprises                        -                          1
                                                         ---                        ---
                                                          19                          3
                                                         ===                        ===

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

     (g)  LOANS

                                                    SIX MONTHS ENDED JUNE 30
                                                    ------------------------
                                                     2006              2005
                                                    -----              ----
LOANS TO RELATED PARTIES                             RMB                RMB
------------------------                            -----              ----
Loans to associates:
 Beginning of the period                            1,640               569
 Loans advanced during the period                     809                22
 Loans repayments received                           (482)              (46)
 Interest charged                                      68                19
 Interest received                                    (56)               (6)
                                                    -----              ----
 End of the period                                  1,979               558
                                                    =====              ====

      Loans to associates are included in prepaid expenses and other current assets.

      The loans to related parties are mainly with interest rates ranging from 4.94% to 9.48% per annum as of June 30, 2006.

                                                                               SIX MONTHS ENDED JUNE 30
                                                                               ------------------------
                                                                     NOTES          2006      2005
                                                                     -----         ------    -------
LOANS FROM RELATED PARTIES                                                        RMB       RMB
                                                                                  -------   -------
Loans from CP Finance:                                                (i)
 Beginning of the period                                                           27,319    29,932
 Loans received during the period                                                   5,357     3,397
 Loans repayments paid                                                             (6,646)   (6,493)
 Interest charged                                                                     610       665
 Interest paid                                                                       (600)     (665)
                                                                                  -------    ------
 End of the period                                                                 26,040    26,836
                                                                                  =======    ======

Loans from state-controlled banks and other financial
 institutions:                                                       (ii)
 Beginning of the period                                                           31,178    36,562
 Loans received during the period                                                  15,226    13,618
 Loans repayments paid                                                            (12,613)  (17,281)
 Interest charged                                                                     854       840
 Interest paid                                                                       (879)     (831)
                                                                                  -------   -------
 End of the period                                                                 33,766    32,908
                                                                                  =======   =======

Loans from other related parties:                                    (iii)
 Beginning of the period                                                               62        16
 Loans repayments paid                                                                 (1)       (1)
 Interest charged                                                                       1         -
 Interest paid                                                                         (1)        -
                                                                                  -------   -------
 End of the period                                                                     61        15
                                                                                  =======   =======

(i) The loans from CP Finance are mainly with interest rates ranging from 4.46% to 6.59% per annum as of June 30, 2006, with maturities through 2032;

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
   NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
          For the six months ended June 30, 2006 (Amounts in millions)

      (ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from free to 8.66% per annum as of June 30, 2006, with maturities through 2038;

      (iii) The loans from other related parties are mainly with interest rates ranging from free to 6.32% per annum as of June 30, 2006, with no fixed repayment term.

      The secured loans from related parties amounted to RMB 52 at June 30, 2006 (December 31, 2005: RMB 54).

      The guaranteed loans amounted to RMB 643 at June 30, 2006 (December 31, 2005: RMB 674). All these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

      (h) KEY MANAGEMENT COMPENSATION

                                                               SIX MONTHS ENDED JUNE 30
                                                               ------------------------
                                                                2006             2005
                                                               -------          -------
                                                               RMB'000          RMB'000
                                                               -------          -------
Fee for key management personnel
 -Directors and supervisors                                       816              62
Salaries, allowances and other benefits
 -Directors and supervisors                                       985             927
 -Other key management                                            687             459
Pension costs (defined contribution plans)
 -Directors and supervisors                                        28              28
 -Other key management                                             25              18
                                                                -----           -----
                                                                2,541           1,494
                                                                =====           =====

      As at June 30, 2006, none of the key management personnel has exercised the stock appreciation rights. The liability for the units awarded to key management personnel amounted to approximately RMB 243 at June 30, 2006 (June 30, 2005: RMB 207).

      (i) CONTINGENT LIABILITIES

      The Group has disclosed in Note 20 in respect of the contingent liabilities arising from the guarantees made for related parties.

      (j) COLLATERAL FOR BORROWINGS

      The Group pledged time deposits with maturities over one year as collateral with Citibank, N.A, Singapore Branch for the borrowings of subsidiaries and associates. As at June 30, 2006, the balance of these time deposits amounted to RMB 2,990 (December 31, 2005: RMB 3,428), including RMB 600 (December 31, 2005: RMB 968) for the borrowings of subsidiaries and RMB 2,390 (December 31, 2005: RMB 2,460) for the borrowings of associates.

23 SUBSEQUENT EVENT

      On August 23, 2006, the Board of Directors of the Company approved entering into the acquisition agreement whereby CNPC E&D will acquire a 67% ownership interest in PetroKazakhstan Inc. ("PKZ") from CNPC International Ltd. ("CNPCI", a subsidiary of CNODC). Currently, PKZ is 67% and 33% owned by CNPCI and JSC National Company Kazmunaigaz ("KMG") respectively. A total cash consideration for this acquisition is expected to be approximately US$ 2,735. Upon completion of the acquisition agreement, PKZ will be accounted for an associate of the Company as it is under joint control by CNPC E&D and KMG.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
 SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP
                                  (UNAUDITED)
          For the six months ended June 30, 2006 (Amounts in millions)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

      The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

      Effect on income of significant differences between IFRS and US GAAP is as follows:

                                                                         SIX MONTHS ENDED JUNE 30
                                                                     ----------------------------
                                                                       2006                 2005
                                                                      ------               ------
                                                                        RMB                 RMB
                                                                      ------               ------
Profit for the period under IFRS                                      85,243               64,940

US GAAP adjustments:
   Depreciation charges on property, plant and equipment
     revaluation gain                                                  2,340                3,436
   Depreciation charges on property, plant and equipment
     revaluation loss                                                      -                 (127)

  Loss on disposal of revalued property, plant and equipment              21                    2
  Income tax effect                                                     (779)              (1,092)
  Minority interest                                                   (4,592)              (2,607)
  Depreciation charges on property, plant and equipment
     arising from purchase from minority interest of
     subsidiaries                                                        (42)                   -
                                                                      ------               ------
Net income under US GAAP                                              82,191               64,552
                                                                      ======               ======
Basic and diluted net income per share under US GAAP (RMB)              0.46                 0.37
                                                                      ======               ======

      Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                                                                 JUNE 30, 2006      DECEMBER 31, 2005
                                                                                 -------------      -----------------
                                                                                      RMB                   RMB
                                                                                    -------               -------
Equity under IFRS                                                                   592,121               543,667
US GAAP adjustments:
 Reversal of property, plant and equipment revaluation gain                         (80,555)              (80,555)
Depreciation charges on property, plant and equipment
   revaluation gain                                                                  54,311                51,971
 Reversal of property, plant and equipment revaluation loss                           1,513                 1,513
Depreciation charges on property, plant and equipment
   revaluation loss                                                                  (1,459)               (1,459)
 Loss on disposal of revalued property, plant and equipment                           1,767                 1,746
 Deferred tax assets on revaluation                                                   8,064                 8,843
 Minority interest                                                                  (29,858)              (28,034)
Effect on the retained earnings from the one-time remedial payments for staff
   housing borne by the state shareholder of the Company                             (2,553)               (2,553)
Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the state shareholder of
   the Company                                                                        2,553                 2,553
Purchase from minority interest of subsidiaries (Note 18 to the consolidated
   interim condensed financial statements)                                            3,998                 1,438
Depreciation charges on property, plant and equipment arising from purchase
   from minority interest of subsidiaries                                               (42)                    -
                                                                                    -------               -------
Shareholders' equity under US GAAP                                                  549,860               499,130
                                                                                    =======               =======

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
        SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN IFRS
                             AND US GAAP (UNAUDITED)
          For the six months ended June 30, 2006 (Amounts in millions)

     Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2006 and June 30, 2005 are as follows:

                                                                                          SIX MONTHS ENDED JUNE 30
                                                                                        -----------------------------
                                                                                          2006                  2005
                                                                                        -------               -------
                                                                                          RMB                   RMB
                                                                                        -------               -------
Beginning of the period                                                                 499,130               405,573

Net income for the period                                                                82,191                64,552
Final dividends for year 2004                                                                 -               (25,936)
Final dividends for year 2005                                                           (32,282)                    -
Payment to CNPC for acquisition of refinery and petrochemical businesses                      -                   (9)
Capital contribution to CNPC E&D
                                                                                              -                    25
Purchase from minority interest of subsidiary (Note 18 to the consolidated
 interim condensed financial statements)                                                    382                     -

Currency translation differences                                                            439                  (140)
                                                                                        -------               -------
End of the period                                                                       549,860               444,065
                                                                                        =======               =======

      In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

      A summary of the principal differences and additional disclosures applicable to the Group is set out below:

      (a) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

      The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

      The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2006 to June 30, 2006 was RMB 2,340, and from January 1, 2005 to June 30, 2005 was RMB 3,436.

      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2006 to June 30, 2006 was RMB Nil, and from January 1, 2005 to June 30, 2005 was RMB 127.

      The loss on disposal of revalued property, plant and equipment from January 1, 2006 to June 30, 2006 was RMB 21, and from January 1, 2005 to June 30, 2005 was RMB 2.

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by.

2006 INTERIM REPORT

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN IFRS
                           AND US GAAP (UNAUDITED)
                         For the six months ended June
                         30, 2006 (Amounts in millions)

the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income

      (b) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

      The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

      The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. There were no significant changes in this estimate during 2005 and the first half of 2006.

      (c) MINORITY INTEREST

      In accordance with the revised International Accounting Standard 1 "Presentation of Financial Statements" and International Accounting Standard 27 "Consolidated and Separate Financial Statements", minority interest becomes part of the profit for the period and total equity of the Group, whereas under US GAAP, it is respectively excluded from the net income and shareholder's equity of the Group. In addition, the reconciling item also includes the impact of minority interest's share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries, to net income and shareholders' equity under US GAAP.

      (d) PURCHASE FROM MINORITY INTEREST OF LISTED SUBSIDIARIES

      The Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited ("JPCL") and Liaohe Jinma Oilfield Company Limited ("LJOCL"), A shares and H shares (including ADS) from minority interest of Jilin Chemical Industrial Company Limited ("JCIC"). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company's purchase cost and the book value of the interests in JPCL, LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.

2006 INTERIM REPORT 36

                           PETROCHINA COMPANY LIMITED
       SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN IFRS
                           AND US GAAP (UNAUDITED)
                         For the six months ended June
                         30, 2006 (Amounts in millions)

      (e) RECENT US ACCOUNTING PRONOUNCEMENTS

      In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" ("FAS 155"), which improves financial reporting by eliminating the exemption from applying FAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments and allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognised financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. Providing a fair value measurement election also results in more financial instruments being measured at what the FASB regards as the most relevant attribute for financial instruments, fair value. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact of this standard on its financial position and results of operations.

      In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets" ("FAS 156"), which requires all separately recognised servicing assets and servicing liabilities be initially measured at fair value. FAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of FAS 156 is not expected to have a material effect on the Group's financial position or results of operations.

      In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognising, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Group has taken or expects to take in its tax returns. The provisions of FIN 48 are effective for the Group on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group does not expect the adoption of FIN 48 to have a material impact on the Group's financial position or results of operations.

2006 INTERIM REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto.

OVERVIEW

For the six months ended June 30, 2006, profit before taxation of the Group was RMB115,918 million, representing an increase of 28.6% compared with the corresponding period of last year. Net profit was RMB80,681 million, representing an increase of space 29.4% from the corresponding period in last year. The continued improvement of the Group's operating results was primarily due to the Group's ability to take full advantage of the opportunities presented by persistently high oil prices and strong market demand by strengthening its efforts in exploration and development, the optimal use of its competitive edge in upstream activities, streamlining of its downstream product mix, unifying resources allocation, accelerating the construction and interconnection of major pipelines, the steady promotion of international operations, enhancement of operational management and the continuous efforts in technological and managerial innovations.

For the six months ended June 30, 2006, the Group's basic and diluted earnings per share was RMB0.45 (for the six months ended June 30, 2005: RMB0.35).

COMPARISON BETWEEN THE SIX-MONTH PERIOD ENDED JUNE 30, 2006 AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 25.3% from RMB260,618 million for the six months ended June 30, 2005 to RMB326,545 million for the six months ended June 30, 2006. This was primarily due to the increases in prices and sales volumes of certain main products, namely crude oil, natural gas and certain refined products.

Operating Expenses Operating expenses increased 23.8% from RMB170,651 million for the six months ended June 30, 2005 to RMB211,252 million for the six months ended June 30, 2006. This was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers and an increase in taxes other than income tax.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 16.3% from RMB96,956 million for the six months ended June 30, 2005 to RMB112,758 million for the six months ended June 30, 2006. This was primarily due to (1) an

2006 INTERIM REPORT
increase in prices of crude oil and feedstock oil from external suppliers and an increase in the volume purchased from external suppliers in the reporting period, which resulted in an increase in the purchase costs of crude oil and feedstock oil; and (2) an increase in the prices of refined products and an increase in the volume purchased from external suppliers in the reporting period, which resulted in an increase in the purchase costs of refined products. In addition, the increase in the refined product supply operation during the reporting period also resulted in a corresponding increase in purchase expenses.

Employee Compensation Costs Employee compensation costs increased 30.2% from RMB13,052 million for the six months ended June 30, 2005 to RMB16,993 million for the six months ended June 30, 2006. This was primarily due to (1) the improvement in the Company's operating results which led to an increase in the wages and welfare expenses of staff and workers; and (2) the increase in salary surcharge as a result of an increase in the base and percentage for calculating the salary surcharge since the second half of 2005 by the PRC Government. In addition, the increase of employee compensation costs in the reporting period as compared to the first half of 2005 was also due to an increase in the number of employees resulting from an expansion in production capacity.

Exploration Expenses Exploration expenses were RMB8,750 million, essentially at the same level as RMB8,729 million for the six months ended June 30, 2005.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 12.1% from RMB26,678 million for the six months ended June 30, 2005 to RMB29,910 million for the six months ended June 30, 2006. This was primarily due to an increase in the gross carrying amount of property, plant and equipment and the average net value of oil and gas assets which led to a corresponding increase in depreciation and depletion during the reporting period.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 28.2% from RMB14,902 million for the six months ended June 30, 2005 to RMB19,104 million for the six months ended June 30, 2006. This was primarily due to (1) an increase in the transportation volume which led to an increase of freight expenses; and (2) an increase in the technological development expenses resulting from intensified technological development efforts.

Taxes other than Income Tax Taxes other than income tax increased 115.6% from RMB11,253 million for the six months ended June 30, 2005 to RMB24,259 million for the six months ended June 30, 2006. This was primarily due to (1) the imposition by the PRC government of a special levy on the petroleum exploration enterprises from March 2006 which is payable by them on the portion of income realised from the domestic sales of crude oil at prices higher than a specific level, leading to a substantial increase in the amount of taxes payable by the Company compared with the first half of 2005; (2) an increase in consumption tax and surcharges as a result of an increase in the output volume of gasoline and diesel oil; and (3) an increase in compensation fees for mineral resources due to an increase in crude oil and natural gas revenue. In addition, an increase of the natural resource tax rates by the PRC government since the second half of 2005 and the increased oil and gas output in the reporting period also contributed to the increase of natural resources tax.

2006 INTERIM REPORT

Profit from Operations As a result of the factors discussed above, profit from operations increased 28.2% from RMB89,967 million for the six months ended June 30, 2005 to RMB115,293 million for the six months ended June 30, 2006.

Net Exchange Gain Net exchange gain increased from RMB18 million for the six months ended June 30, 2005 to RMB32 million for the six months ended June 30, 2006. This was primarily due to an appreciation of Renminbi against the US Dollar during the first half of this year.

Net Interest Expenses Net interest expenses increased 8.8% from RMB817 million for the six months ended June 30, 2005 to RMB889 million for the six months ended June 30, 2006. This increase reflects an increase in the carrying amount of the asset retirement obligations that incurs with the passage of time, which led to a corresponding increase in the interest expense.

Profit Before Taxation Profit before taxation increased 28.6% from RMB90,169 million for the six months ended June 30, 2005 to RMB115,918 million for the six months ended June 30, 2006.

Taxation Taxation increased 21.6% from RMB25,229 million for the six months ended June 30, 2005 to RMB30,675 million for the six months ended June 30, 2006. This was primarily due to an increase in taxable profits.

Net Profit As a result of the factors discussed above, net profit increased 29.4% from RMB62,363 million for the six months ended June 30, 2005 to RMB80,681 million for the six months ended June 30, 2006.

SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through four major business segments: the Exploration and Production segment, the Refining and Marketing segment, the Chemicals and Marketing segment, and the Natural Gas and Pipeline segment.

EXPLORATION AND PRODUCTION

THE EXPLORATION AND PRODUCTION SEGMENT IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND SALE OF PETROLEUM AND NATURAL GAS.

2006 INTERIM REPORT

Turnover Turnover increased 38.8% from RMB152,024 million for the six months ended June 30, 2005 to RMB211,012 million for the six months ended June 30, 2006. This was primarily due to an increase in prices and sales volume of crude oil and natural gas. During the first half of 2006, the Group's average realised crude oil price was US$58.75 per barrel, representing an increase of 35.6% from US$43.33 per barrel for the first half of 2005.

Inter-segment sales revenue increased 40.6% from RMB121,484 million for the six months ended June 30, 2005 to RMB170,761 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of crude oil and natural gas.

(PHOTO)

2006 INTERIM REPORT

(PHOTO)

Operating expenses Operating expenses increased 37.6% from RMB62,901 million for the six months ended June 30, 2005 to RMB86,560 million for the six months ended June 30, 2006. This was mainly due to the increase in taxes other than income tax, purchase expenditure and staff costs.

Profit from Operations As a result of the factors discussed above, profit from operations increased 39.6% from RMB89,123 million for the six months ended June 30, 2005 to RMB124,452 million for the six months ended June 30, 2006.

REFINING AND MARKETING

THE REFINING AND MARKETING SEGMENT IS ENGAGED IN THE REFINING, TRANSPORTATION, STORAGE AND MARKETING OF CRUDE OIL AND PETROLEUM PRODUCTS.

Turnover Turnover increased 27.0% from RMB200,883 million for the six months ended June 30, 2005 to RMB255,106 million for the six months ended June 30, 2006. The increase was primarily due to an increase in prices and changes in sales volume of key refined products, of which:

Sales revenue from gasoline increased 6.3% from RMB54,570 million for the six months ended June 30, 2005 to RMB57,985 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices of gasoline. The average realised selling price of gasoline increased 21.4% from RMB3,943 per ton for the six months ended June 30, 2005 to RMB4,785 per ton for the six months ended June 30, 2006. The sales volume of gasoline dropped 12.4% from 13.84 million tons for the six months ended June 30, 2005 to 12.12 million tons for the six months ended June 30, 2006.

2006 INTERIM REPORT

Sales revenue from diesel increased 24.1% from RMB81,888 million for the six months ended June 30, 2005 to RMB101,637 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of diesel. The average realised selling price of diesel increased 21.0% from RMB3,463 per ton for the six months ended June 30, 2005 to RMB4,191 per ton for the six months ended June 30, 2006. The sales volume of diesel increased 2.6% from 23.64 million tons for the six months ended June 30, 2005 to 24.25 million tons for the six months ended June 30, 2006.

Sales revenue from kerosene increased 37.7% from RMB3,059 million for the six months ended June 30, 2005 to RMB4,211 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and sales volume of kerosene.

Inter-segment sales revenue increased 40.0% from RMB15,098 million for the six months ended June 30, 2005 to RMB21,142 million for the six months ended June 30, 2006. The increase was mainly due to an increase in prices and changes of sales volumes of the key refined products.

Operating expenses Operating expenses increased 30.1% from RMB206,832 million for the six months ended June 30, 2005 to RMB268,995 million for the six months ended June 30, 2006. The increase was primarily due to an increase in the expenditure on the purchase of crude oil, feedstock oil and refined products from external suppliers, and an increase in selling, general and administrative expenses. In addition, the increase in the level of supply operations of oil products during the reporting period led to a corresponding increase in operating expenses.

Loss from Operations For the six months ended June 30, 2006, there was a loss of RMB13,889 million for this segment and for the six months ended June 30, 2005, there was a loss of RMB5,949 million. The losses were mainly as a result of the effect of the macroeconomic control in China of the prices of the refined products, resulting in the selling prices of the refined products in China not in line with the selling prices of the refined products in the international market.

(PHOTO)

2006 INTERIM REPORT

CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALES OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS AND OTHER CHEMICAL PRODUCTS.

Turnover Turnover increased 6.8% from RMB37,035 million for the six months ended June 30, 2005 to RMB39,565 million for the six months ended June 30, 2006. The increase was mainly due to the increase in prices and sales volume of certain chemical products (primarily polyethylene and polypropylene products).

Operating expenses Operating expenses increased 17.2% from RMB31,279 million for the six months ended June 30, 2005 to RMB36,657 million for the six months ended June 30, 2006. The increase was mainly due to an increase in the prices of raw materials.

Profit from Operations Due to a significant increase in operating expenses, profit from operations decreased 49.5% from RMB5,756 million for the six months ended June 30, 2005 to RMB2,908 million for the six months ended June 30, 2006.

NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF NATURAL GAS, CRUDE OIL AND REFINED PRODUCTS AND THE SALES OF NATURAL GAS.

Turnover Turnover increased 53.6% from RMB11,874 million for the six months ended June 30, 2005 to RMB18,233 million for the six months ended June 30, 2006. The increase was primarily due to an increase in the sales volume and price of natural gas and an increase in the sales volume and the average price of pipeline transmission of natural gas.

(PHOTO)

2006 INTERIM REPORT

Operating expenses Operating expenses increased 31.3% from RMB10,396 million for the six months ended June 30, 2005 to RMB13,646 million for the six months ended June 30, 2006. The increase was mainly due to an increase in gas purchase expenses and an increase in depreciation charges.

Profit from Operations As a result of the factors discussed above, profit from operations increased 210.4% from RMB1,478 million for the six months ended June 30, 2005 to RMB4,587 million for the six months ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2006, the Group's primary sources of funds were cash generated from operating activities, short-term borrowings and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings, acquisition of subsidiaries and distribution of dividends to shareholders of the Company.

As at June 30, 2006, short-term debts represented approximately 5.1% of the Group's capital employed as compared with approximately 4.7% as at December 31, 2005. Our ability to obtain adequate financing may be affected by our financial position and operating results

2006 INTERIM REPORT
and the conditions of the domestic and foreign capital markets. The Company must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, the Company must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

The Group plans to fund its capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2006, net cash generated from operating activities was RMB100,825 million. As at June 30, 2006, the Group had cash and cash equivalents of RMB92,630 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounted for approximately 96.8%, US Dollar accounted for approximately 2.8%, and HK Dollar accounted for 0.4%).

The table below sets forth its cash flows for the six months ended June 30, 2006 and June 30, 2005 and our cash and cash equivalents at the end of each period.

                                                                    SIX MONTHS ENDED JUNE 30
                                                                --------------------------------
                                                                    2006               2005
                                                                -------------      -------------
                                                                (RMB MILLION)      (RMB MILLION)
------------------------------------------------------------------------------------------------
Net cash generated from operating activities                       100,825             98,167

Net cash used for investing activities                             (51,974)            (5,430)

Net cash used for financing activities                             (37,291)           (33,024)

Currency translation difference                                        165               (119)

Cash and cash equivalents at the end of each period                 92,630             71,282
------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

In the first half of 2006, the Group's net cash from operating activities increased 2.7% from RMB98,167 million for the six months ended June 30, 2005 to RMB100,825 million for the six months ended June 30, 2006. This was mainly due to an increase in profit which gave rise to an increase in cash flows generated from operating activities. In addition, an increase in inventories partly offset the cash flows generated from operating activities.

2006 INTERIM REPORT

As at June 30, 2006, our working capital was RMB47,930 million. As at December 31, 2005, our working capital was RMB22,057 million. The increase in working capital was primarily due to an increase in receivables and prepayments, inventories and cash and cash equivalents.

CASH USED FOR FINANCING ACTIVITIES

The Group's net cash used for financing activities increased 12.9% for the six months ended June 30, 2006 compared with the amount as at the six months ended June 30, 2005. This was mainly due to more cash dividends paid in respect of the ordinary shares for the first half of this year as compared with the corresponding period of last year.

The table below sets out our net borrowings as at June 30, 2006 and December 31, 2005:

                                                                                JUNE 30, 2006        DECEMBER 31, 2005
                                                                                -------------        -----------------
                                                                                (RMB MILLION)          (RMB MILLION)
                                                                                -------------          -------------
Short-term borrowings (including current portion of long-term borrowings)
                                                                                       34,004                   28,689

Long-term borrowings                                                                   35,804                   44,570
                                                                                      -------                   ------
Total borrowings                                                                       69,808                   73,259
                                                                                      =======                   ======
Less:

    Cash and cash equivalents                                                          92,630                   80,905
                                                                                      -------                   ------
Net borrowings                                                                        (22,822)                  (7,646)
                                                                                      =======                   ======

The maturity profile of the long-term borrowings (including maturity within one year) of the Group is as follows:

                                                                                JUNE 30, 2006        DECEMBER 31, 2005
                                                                                -------------        -----------------
                                                                                (RMB MILLION)          (RMB MILLION)
                                                                                -------------          -------------
To be repaid within one year                                                           20,188                   15,325

To be repaid within one to two years                                                    9,981                   18,373

To be repaid within two to five years                                                  14,124                   14,942

To be repaid after five years                                                          11,699                   11,255
                                                                                       ------                   ------
                                                                                       55,992                   59,895
                                                                                       ======                   ======

Of the total borrowings of the Group as at June 30, 2006, approximately 28.6% were fixed-rate loans and approximately 71.4% were floating-rate loans. Of the borrowings as at June 30, 2006, approximately 74.7% were denominated in Renminbi, approximately 23.8% were denominated in US Dollars, approximately 0.6% were denominated in Singapore Dollars, approximately 0.4% were denominated in Euro, approximately 0.2% were denominated in Japanese Yen, approximately 0.2% were denominated in Kazakhstan Tenge and approximately 0.1% were denominated in British Pound Sterling.

As at June 30, 2006, borrowings owed to China Petroleum Finance Company Limited ("CP Finance") amounted to RMB26,040 million. Borrowings owed to state-owned banks and other non-bank state-owned financial institutions amounted to RMB33,766 million and borrowings owed to other related parties amounted to RMB61 million.

As at June 30, 2006, short-term borrowings and long-term borrowings owed by the Group to CP Finance amounted to RMB300 million and RMB25,740 million respectively.

As at June 30, 2006, borrowings of the Group consisted of RMB698 million secured borrowings (RMB1,108 million as at December 31, 2005), most of which were secured by part of the Group's assets and time deposits with maturities over one year.

As at June 30, 2006, the debt to capitalisation ratio (debt to capitalisation ratio = total debts / (total debts + total equity)) was 10.5% (11.9% as at December 31, 2005).

CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segments for the six months ended June 30, 2006 and the six months ended June 30, 2005 and the estimates for the full year of 2006. During the first half of 2006, capital expenditures increased 41.6% from RMB33,375 million for the six months ended June 30, 2005 to RMB47,252 million for the six months ended June 30, 2006. The increase in capital expenditure was primarily due to increased contribution to oil and gas exploration and development as well as safety and environmental protection. Furthermore, the increase in the prices of fuel oil, water and electricity and other production materials, also led to an increase in investment.


                                    FIRST HALF OF 2006       FIRST HALF OF 2005         ESTIMATE FOR THE YEAR OF 2006
                                   --------------------   ------------------------      -----------------------------
                                   (RMB MILLION)    %     (RMB MILLION)        %         (RMB MILLION)          %
                                   -------------  -----   -------------      -----       -------------        ------
Exploration and Production             32,933*     69.7        22,413*        67.2          100,100*            60.3

Refining and Marketing                  6,169      13.1         4,614         13.8           29,000             17.5

Chemicals and Marketing                 3,938       8.3         2,633          7.9           15,900              9.6

Natural Gas and Pipeline                3,840       8.1         3,651         10.9           17,100             10.3

Other                                     372       0.8            64          0.2            3,900              2.3
                                       ------     -----        ------        -----          -------            -----
Total                                  47,252     100.0        33,375        100.0          166,000            100.0
                                       ======     =====        ======        =====          =======            =====

----------
* Note: If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2005 and the first half of 2006, and the estimate of the same for the entire 2006 would be RMB26,012 million, RMB37,253 million and RMB111,500 million, respectively.

EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2006, capital expenditures in relation to exploration and production amounted to RMB32,933 million, including RMB4,251 million for exploration activities and RMB26,061 million for development activities. For the six months ended June 30, 2005, capital expenditures in relation to this segment totalled RMB22,413 million, including RMB4,032 million for exploration activities and RMB16,869 million for development activities. The increase in capital expenditures was mainly due to the Group's increased expenditures relating to oil and gas development and supporting projects on the ground.

It is estimated that for the twelve months ending December 31, 2006, capital expenditures of the Group in the Exploration and Production segment will amount to RMB100,100 million. Approximately RMB20,000 million is expected to be used for oil and gas exploration, and approximately RMB80,100 million will be used for oil and gas development. Exploration and development is expected to be mainly carried out in the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay, and Qaidam basins.

REFINING AND MARKETING

For the six months ended June 30, 2006, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB6,169 million, of which RMB2,935 million was spent on upgrading our refining facilities, and RMB2,041 million was spent on the expansion of the retail marketing network of our refined products and oil products storage infrastructure facilities. For the six months ended June 30, 2005, capital expenditures for this segment totalled RMB4,614 million. The increase in capital expenditures was primarily due to the construction and expansion of refining facilities.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2006 will amount to RMB29,000 million, including approximately RMB19,300 million to be spent on construction and expansion of refining facilities, and approximately RMB9,700 million to be spent on our refined products marketing network.

CHEMICALS AND MARKETING

For the six months ended June 30, 2006, capital expenditures in the Chemicals and Marketing segment were RMB3,938 million, compared with RMB2,633 million for the six months ended June 30, 2005. The increase in capital expenditures was mainly due to increased investments in the ethylene projects of Lanzhou Petrochemical Company and Dushanzi Petrochemical Company.

It is estimated that for the twelve months ending December 31, 2006, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB15,900 million. The capital expenditures are expected to be used primarily for construction relating to the ethylene projects of Lanzhou Petrochemical Company and Dushanzi Petrochemical Company and the PTA project of Liaoyang Petrochemical Company.

NATURAL GAS AND PIPELINE

For the six months ended June 30, 2006, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,840 million. RMB3,494 million of these expenditures was spent on construction of long distance pipelines and RMB2,351 million of such amount was spent on the West-East Gas Pipeline project. For the six months ended June 30, 2005, capital expenditures for this segment totalled RMB3,651 million. The capital expenditures during this period were basically the same as that during the corresponding period of last year.

It is estimated that the Group's capital expenditures in Natural Gas and Pipeline segment for the twelve months ending December 31, 2006 will amount to RMB17,100 million. These capital expenditures are expected to be mainly used for the expansion of the West-East Gas Pipeline, and the construction of underground gas tanks and crude oil and refined products transmission pipelines.

OTHER

The Group's capital expenditures in the Other segment for the six months ended June 30, 2006 and for the six months ended June 30, 2005 were RMB372 million and RMB64 million respectively. These capital expenditures were mainly used for non-segment-specific equipment purchases.

It is estimated that the Group's capital expenditure in the Other segment for the twelve months ending December 31, 2006 will amount to RMB3,900 million. These capital expenditures are expected to be mainly used for research and development and the implementation of information systems.

MATERIAL INVESTMENT

For the six months ended June 30, 2006, the Group did not hold any material investment.

MATERIAL ACQUISITION OR DISPOSAL

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited ("JPCL") from minority shareholders at RMB 4.25 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB 602 million and acquired 141,497,463 A shares, representing approximately 17.97% of the total issued shares of JPCL. Upon this acquisition, the Company owns 98.92% of the outstanding shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by the China Securities Regulatory Commission, JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares and 964,778,000 H shares (including ADS) of Jilin Chemical Industrial Company Limited ("JCIC") from minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. As at June 30, 2006, the Company had paid a total cash consideration of RMB 3,719 million and acquired 186,623,617 A shares and 938,751,999 H shares (including ADS), representing approximately 31.60% of the total issued shares of JCIC. Upon this acquisition, the Company owns 98.89% of the outstanding shares of JCIC. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from HKSE and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. As approved by the China Securities Regulatory Commission, JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

Pursuant to the resolution passed at the meeting of the Board of Directors held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited ("LJOCL") from minority shareholders at RMB 8.80 per share. As at June 30, 2006, the Company had paid a total cash consideration of RMB 1,713 million and acquired 194,360,943 A shares, representing approximately 17.67% of the total issued shares of LJOCL. Upon this acquisition, the Company owns 99.49% of the outstanding shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. As approved by the China Securities Regulatory Commission, LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

POST-BALANCE SHEET EVENTS

On August 23, 2006, the Board of Directors of the Company approved the entering into the acquisition agreement whereby CNPC E&D will acquire a 67% ownership interest in PetroKazakhstan Inc. ("PKZ") from CNPC International Ltd. ("CNPCI", a subsidiary of CNODC). Currently, PKZ is 67% and 33% owned by CNPCI and JSC National Company Kazmunaigaz ("KMG") respectively. A total cash consideration for this acquisition is expected to be approximately US$2,735 million. Upon completion of the acquisition agreement, PKZ will be accounted for as an associate of the Company as it is under the joint control by CNPC E&D and KMG.

FOREIGN EXCHANGE RATE RISK

From July 21, 2005, the PRC government has reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital account. The exchange rates of Renminbi are affected by domestic and international economic developments and political conditions, and supply and demand for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated entities, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the operating results of the Group. An appreciation of Renminbi against US Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may also be reduced. A devaluation of Renminbi against US Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2006 and in future years.

INDUSTRY RISK

Like other oil and natural gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as the granting of exploration and production licenses, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards are expected to have an impact on the Group's business operations. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the oil and natural gas industry may also affect the Group's business operations.

EMPLOYEES AND EMPLOYEES COMPENSATION

NUMBER OF EMPLOYEES

As at June 30, 2006 and June 30, 2005, the Group had 438,127 and 423,200 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2006:

                                       NUMBER OF EMPLOYEES     PERCENTAGE OF TOTAL (%)
                                       -------------------     -----------------------
Exploration and Production                    246,969                     56.4

Refining and Marketing                        117,799                     26.9

Chemicals and Marketing                        58,583                     13.4

Natural Gas and Pipeline                       10,776                      2.4

Other*                                          4,000                      0.9
                                              -------                    -----
Total                                         438,127                    100.0
                                              =======                    =====

----------
* Note: Including staff of the Company headquarters, specialised entities, Exploration & Development Research Institute, Planning & Engineering Institute and Petrochemical Technological Research Centres.

EMPLOYEE COMPENSATION

The total employee compensation payable by the Group for the six months ended June 30, 2006 was RMB11,198 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realisation of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                           FIXED SALARY (%)    STOCK APPRECIATION RIGHTS(%)  PERFORMANCE BONUS (%)
                                           ----------------    ----------------------------  ---------------------
Chairman                                         30                        70                      0

President                                        25                        60                     15

Vice president                                   25                        60                     15

Department general manager                       25                        50                     25



Details of the emoluments of directors and supervisors for the six months ended June 30, 2006 and June 30, 2005 are as follows:

                                              FOR THE SIX MONTHS ENDED JUNE 30
                                              --------------------------------
                                                  2006                2005
                                                ---------           ---------
                                                (RMB'000)           (RMB'000)
                                                ---------           ---------
Emoluments of directors and supervisors               816                  62

Salaries, allowances and other benefits               985                 927

Contribution to retirement benefit scheme              28                  28
                                                    -----               -----
                                                    1,829               1,017
                                                    =====               =====

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):

                          AS AT JUNE 30, 2006       AS AT JUNE 30, 2005
                                NUMBER                    NUMBER
                          -------------------       -------------------
Nil ~ RMB1,000,000                20                        20
                                  ==                        ==

Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

TRAINING PROGRAMMES

The training programmes of the Company for 2006 have been geared towards achieving the development strategy and operation objectives of the Company. In line with the strategic requirement for "a strong corporation with highly talented personnel", the Company has targeted high-calibre, skilful and international staff in its training programmes with a focus on the training of the "core" and "backbone" personnel and strived to build a proficient operating and management team, a technology innovative team and a skilful operators' team to ensure the supply of talents required for the continuous and stable development of the Company.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as at June 30, 2006 is as follows:

BANK AND OTHER GUARANTEES

As at June 30, 2006, the Group had contingent liabilities in respect of guarantees made to CP Finance, a subsidiary of CNPC, and state-controlled bank from which it is anticipated that no material liabilities will arise.

                                                                   JUNE 30, 2006  DECEMBER 31, 2005
                                                                   -------------  -----------------
                                                                   (RMB MILLION)    (RMB MILLION)
                                                                   -------------  -----------------
Guarantee of borrowings of associates from CP Finance                    176            187

Guarantee of borrowings of third party from State-controlled bank         41              -

                                                                         ---            ---
                                                                         217            187
                                                                         ===            ===

2006 INTERIM REPORT

ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements that will have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

LEASING OF LAND, ROADS AND BUILDINGS

According to the restructuring agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

      - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

      - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

      - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

2006 INTERIM REPORT

As at June 30, 2006, CNPC has obtained formal land use right certificates in relation to 27,400 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

OTHERS

On November 13, 2005, explosions occurred at a manufacturing facility of a branch of the Company located in the Jilin Province. The impact of the accident is undergoing government investigation. The Company is presumed to bear related liability according to the investigation results.

2006 INTERIM REPORT

BUSINESS OPERATING REVIEW AND PROSPECTS

MARKET REVIEW

CRUDE OIL MARKET REVIEW

During the first half of 2006, international crude oil prices remained at high levels due to rapidly expanding demand, insufficient residual supply of crude oil, intensified geo-political risk, speculation and other factors. The average prices for WTI, Brent and Minas crude oil in the first half of the year were US$66.80, US$65.65 and US$65.81 per barrel respectively, representing an increase of US$15.31, US$16.00 and US$14.94 per barrel or 29.7%, 32.2% and 29.4%
respectively from the corresponding period in last year. Corresponding to the rise in international oil prices, domestic crude oil prices also increased. The average realised price was higher than that of the first half of 2005.

Domestic crude oil imports continued to increase during the first half of 2006 with net import volume of 70.33 million tons, representing an increase of 17.6% from the corresponding period in last year. Domestic crude oil output and the amount of crude oil processed reached 92.10 million tons and 142 million tons respectively.

REFINED PRODUCTS MARKET REVIEW

During the first half of 2006, although the PRC government strengthened its control on the domestic macroeconomy, demand for refined products still remained relatively high. In general, resources were tight and market prices continued to rise and hit new historical highs repeatedly. In the first half of the year, nominal consumption of refined products increased 7.1% to 85.73 million tons compared with the corresponding period in last year. By the end of June 2006, the refined products inventory held by the Company and Sinopec reached 7.88 million tons, representing an increase of 0.54 million tons from the corresponding period in last year.

2006 INTERIM REPORT

The PRC government has made certain adjustments to the prices of domestic refined products during the first half of 2006. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than their levels during the corresponding period of last year.

CHEMICAL PRODUCTS MARKET REVIEW

In the first half of 2006, the sustained rapid economic development in China resulted in strong demand of chemical products. Market supply of crude oil was unable to satisfy the increase in demand due to strong demand, limited increase in supply and the overhaul of facilities. In a climate of persistently high crude oil prices, chemical products market tended to favour the sellers and the prices of most chemical products achieved a 10-year record high.

NATURAL GAS MARKET REVIEW

In the first half of 2006, China's natural gas market has continued to show a trend of rapid growth. Despite the adoption by the PRC government of a new pricing regulation for natural gas in December 2005 and further raising the ex-factory price of natural gas in China, the demand for natural gas has been growing at an excessive rate and the discrepancy between its supply and demand remained prominent.

BUSINESS REVIEW

For the six months ended June 30, 2006, total oil and gas output of the Group was 533.2 million barrels of oil equivalent, including 419.1 million barrels of crude oil and 684.7 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.32 million barrels and an average daily marketable natural gas output of 3,783 million cubic feet. A total of 417 million barrels of crude oil and 653.5 billion cubic feet of natural gas were sold during the six months ended June 30, 2006. The Group sold approximately 84.8% of its crude oil to its refineries. During the first half of 2006, lifting cost of the Group was US$5.91 per barrel, compared with the lifting cost of US$5.10 per barrel in the first half of 2005.

For the six months ended June 30, 2006, the Group's refineries processed 393 million barrels of crude oil, representing an average daily processed output of
2.17 million barrels. The Exploration and Production segment provided approximately 83.0% of the crude oil processed by the Group's refineries. The Group produced approximately 34.30 million tons of gasoline, diesel and kerosene and sold approximately 37.35 million tons of these products. The Group is actively expanding its sales network, and its retail network in

2006 INTERIM REPORT
particular, by taking advantage of the complementary value-added effect of the integration of Refining and Marketing segment. As at June 30, 2006, there were 17,952 service stations either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group's refineries has arisen from RMB126 per ton during the first half of 2005 to RMB151 per ton for the same period of 2006.

For the six months ended June 30, 2006, the Group produced 1.003 million tons of ethylene, 1.525 million tons of synthetic resin, 0.628 million tons of synthetic fibre raw materials and polymers, 0.155 million tons of synthetic rubber, and
1.737 million tons of urea.

The Natural Gas and Pipeline segment is the Group's core business segment for development. For the six months ended June 30, 2006, the Group sold 566.8 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at June 30, 2006, the Group owned and operated 20,340 kilometers of regional natural gas pipeline network, of which 19,212 kilometers of the pipeline network were operated by the Natural Gas and Pipeline segment. The Group owned and operated 9,391 kilometers of crude oil pipeline and owned 2,460 kilometers of refined products pipeline.

THE SECOND HALF OF 2006 AND BEYOND

In the first half of 2006, in an environment characterised by strong domestic demand for oil and gas, the Company advanced its main operations in an active and orderly manner and improved the micro-management of its production. As a result, the principal production and operation targets were achieved and new breakthroughs occurred in various aspects of operations. Various significant achievements were made in the efforts of oil and gas exploration, leading to a sustainable increase in oil and gas reserves of the Company. Crude oil processing volume has achieved steady growth which further improved the major techno-economical indices. The Company strived to produce more value added products in its chemical production, leading to an effective increase in the competitiveness of its major products. The construction of major oil and gas pipelines was progressing smoothly and certain key projects have been completed and have commenced operations.

In the second half of 2006, the Company anticipates that it will continue to enjoy a generally favorable macroeconomic environment. The Company plans to steadily coordinate its production and business operations according to the work plans formulated at the beginning of the year. The Company plans to continue "prioritising safety and environment and people orientation", further strengthen safety and environmental protection, emphasise the creation of corporate harmony and actively fulfill its social duties. The Company aims to fully achieve the annual performance targets to promote its sustainable, effective and rapid growth.

2006 INTERIM REPORT

In the Exploration and Production area, the Company plans to speed up the implementation of oil and gas exploration plans and actively promote the steady growth of crude oil output and rapid growth of natural gas output; put special emphasis on petroleum exploration, intensify natural gas exploration and promote risk explorations in key basins and favorable regions; strengthen the comprehensive management of mature oilfields, enlarge production capacity in new regions and carefully coordinate production and operations as well as the linkage and management of different stages of operations; ensure that the annual targets of oil and gas reserves volume and production plans will be achieved.

In the Refining and Marketing area, the Company plans to steadily coordinate refining and production, and consistently improve marketing quality and returns; further optimise the overall refining layout to ensure that key refining construction projects are implemented as scheduled; strengthen the management of the overall control of the production process, improve the stability rate and effective rate of the operation of facilities to ensure safe and reliable production; improve the linkage of production, transportation and marketing, enlarge end-user sales volume and improve sales quality and operation returns; leverage on the strength of integrated refining, continue to improve the chemical product mix and increase the proportion of high quality and high value added products, aiming to maximise the overall returns.

In the Natural Gas and Pipeline area, the Company plans to organise natural gas production and marketing in a systematic manner, steadily and gradually increase the construction of major pipelines. The Company plans to proactively grasp the changes in the use of gas in downstream industries, further strengthen the balance among production, transmission and sales of natural gas and enhance safe operation of pipelines.

In its international operations, the Company plans to steadily promote international business and expand international cooperation, continue to increase exploration in key regions and actively promote risk explorations; further develop overseas business, coordinate production in existing regions in full gear to ensure that the annual targets of oil and gas operational output and share oil output will be achieved. The Company plans to promote international trade by actively diversifying imports of resources, consistently improving trading methods and trading system to enhance the total trade volume and improve profitability.

In the future, the Company intends to continue seeking to maximise its returns and value for its shareholders, emphasise main businesses, and continue developing international businesses and promoting rapid growth in international operations while intensifying domestic oil and gas exploration and development and solidifying the resource base. The Company plans to continue to maintain its steady, credible and responsible operation style, and improve corporate governance and continuously increase corporate value by strengthening internal control and operations management.

2006 INTERIM REPORT

INTERIM DIVIDENDS AND CLOSURE OF REGISTER OF MEMBERS

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2006 at the shareholders' meeting held on May 26, 2006. The Board has resolved to pay an interim dividend of RMB0.202806 per share (inclusive of applicable tax) for the six months ended June 30, 2006 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 13, 2006. The Company will close its share register and suspend registration of transfer of shares from September 8, 2006 to September 13, 2006 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Hong Kong Registrars Limited not later than 4 p.m. on September 7, 2006.

In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of state-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 23, 2006, which is RMB1.0260= HK$ 1.00. Accordingly, the amount of dividend payable per H share will be HK$0.197667.

The interim dividend will be paid on or around September 26, 2006.

SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2006 was 179,020,977,818 shares, with a par value of RMB1.00 each. As at June 30, 2006, the share capital structure of the Company was as follows:

                                                                              ERCENTAGE OF THE TOTAL NUMBER OF
SHARES                                       NUMBER OF SHARES AS AT JUNE 30,    SHARES IN ISSUE AS AT JUNE 30,
                                                           2006                            2006 (%)
-------------------------------------------  -------------------------------  ------------------------------
State-owned shares

                                                      157,922,077,818                       88.21

Foreign-invested shares (H shares and ADSs)            21,098,900,000                       11.79
                                                      ---------------                       -----
Total                                                 179,020,977,818                         100
                                                      ===============                       =====

2006 INTERIM REPORT

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended June 30, 2006, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.

QUALIFIED ACCOUNTANT

In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

DISCLOSURE OF OTHER INFORMATION

Save as mentioned above, there have been no material changes in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Listing Rules since the publication of the annual report of the Group for the year ended December 31, 2005.

2006 INTERIM REPORT

SHAREHOLDINGS OF MAJORITY SHAREHOLDERS

As at June 30, 2006, the register of interests in shares and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") showed that the persons in the following table and notes held interests or short positions in the Company's shares:

                                                                         PERCENTAGE (%) OF THE
NAME OF                                                                TOTAL NUMBER OF THAT CLASS  PERCENTAGE (%) OF THE
SHAREHOLDER                   TYPE OF SHARES       NO. OF SHARES               IN ISSUE              TOTAL SHARE CAPITAL
--------------------------  ------------------  ---------------------  --------------------------  ---------------------
CNPC                        State-owned shares  157,922,077,818               100.00                       88.21

Warren E. Buffett(1)                  H shares    2,347,761,000                11.13                       1.311

J.P. Morgan Chase & Co.(2)            H shares    1,266,853,762(L)              6.00(L)                    0.708
                                                    825,934,402(P)(3)           3.91(P)                    0.461

Templeton Asset
  Management Limited                  H shares     1,085,834,903(L)             5.15(L)                    0.607

(1) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway's 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2) J.P. Morgan Chase & Co. through its various controlled corporations is interested in an aggregate of 1,266,853,762 H shares of the Company.

      Of these 1,266,853,762 H shares, 836,570,402 H Shares are directly held by JP Morgan Chase Bank, N.A., J.P. Morgan Chase & Co. is deemed to be interested in these 836,570,402 H shares by virtue of its 100% interest in JP Morgan Chase Bank, N.A.; 48,900,010 H shares are directly held by J.P. Morgan Securities Ltd., by virtue of J.P. Morgan Chase International Holdings Limited's 98.95% interest in J.P. Morgan Securities Ltd., J.P. Morgan Chase (UK) Holdings Limited's 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Capital Holdings Limited's 100% interest in J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan International Finance Limited's 72.72% interest in J.P. Morgan Capital Holdings Limited,

2006 INTERIM REPORT

      J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited and J.P. Morgan International Finance Limited are deemed to be interested in these 48,900,010 H shares; 99,663,648 H shares are directly held by J.P. Morgan Whitefriars Inc., J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 99,663,648 H shares by virtue of its 100% interest in J.P. Morgan Whitefriars Inc.; 29,849,702 H shares are directly held by J.P. Morgan Investment Management Inc., JP Morgan Asset Management Holdings Inc. is deemed to be interested in these 29,849,702 H shares by virtue of its 100% interest in J.P. Morgan Investment Management Inc.; 11,178,000 H shares are directly held by JF International Management Inc., JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 11,178,000 H shares by virtue of its 100% interest in JF International Management Inc.; 217,204,000 H shares are directly held by JF Asset Management Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 217,204,000 H shares by virtue of its 100% interest in JF Asset Management Limited; 4,094,000 H shares are directly held by J.P. Morgan International Bank Limited, J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 4,094,000 H shares by virtue of its 100% interest in J.P. Morgan International Bank Limited; 11,362,000 H shares are directly held by JF Asset Management (Singapore) Limited - Co Reg #:197601586K, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 11,362,000 H shares by virtue of its 100% interest in JF Asset Management (Singapore) Limited; and 8,032,000 H shares are directly held by JP Morgan Asset Management (Japan) Limited, JP Morgan Asset Management (Asia) Inc. is deemed to be interested in these 8,032,000 H shares by virtue of its 100% interest in JP Morgan Asset Management (Japan) Limited.

      Of these 1,266,853,762 H shares, 152,657,658 H shares are indirectly held by J.P. Morgan International Finance Limited, by virtue of Bank One International Holdings Corporation's 100% interest in J.P. Morgan International Finance Limited, J. P. Morgan International Inc.'s 100% interest in Bank One International Holdings Corporation, JP Morgan Chase Bank, N.A.'s 100% interest in J. P. Morgan International Inc., J.P. Morgan Chase & Co.'s 100% interest in JP Morgan Chase Bank, N.A., Bank One International Holdings Corporation, J. P. Morgan International Inc., JP Morgan Chase Bank, N.A. and J.P. Morgan Chase & Co. are also deemed to be interested in these 152,657,658 H shares; 103,757,648 H shares are also indirectly held by J. P. Morgan Overseas Capital Corporation, J. P. Morgan International Finance Limited is also deemed to be interested in these shares by virtue of its 100% interest in J. P. Morgan Overseas Capital Corporation; 277,625,702 H shares are also indirectly held by JP Morgan Asset Management Holdings Inc., J.P. Morgan Chase & Co. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management Holdings Inc.; and 247,776,000 H shares are also indirectly held by JP Morgan Asset Management (Asia) Inc., JP Morgan Asset Management Holdings Inc. is also deemed to be interested in these shares by virtue of its 100% interest in JP Morgan Asset Management (Asia) Inc..

(3) Comprising 825,934,402 shares in the lending pool as described in the SFO. The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorised to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending

2006 INTERIM REPORT

      Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

As at June 30, 2006, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of interests in shares and short positions kept pursuant to section 336 of the SFO.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2006, none of the directors or supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the directors and supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at June 30, 2006, the Company has not granted any option to purchase securities or debentures in the share capital of the Company to any directors or supervisors or any of his spouse or child under the age of 18.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the model code provisions in respect of the dealing of the Company's shares by its directors as contained in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. The directors and supervisors of the Company have confirmed that they have complied with the required standards set out in the Model Code.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2006.

2006 INTERIM REPORT

AUDIT COMMITTEE

The audit committee of the Company, formed pursuant to the Listing Rules, comprises Mr. Franco Bernabe, Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Gong Huazhang. The main function of the audit committee is to review and supervise the financial reporting procedures and the internal supervision procedures of the Group, and to provide opinion to the Board. The audit committee of the Company has reviewed and confirmed the unaudited interim results announcement / the interim report for the six months ended June 30, 2006.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as Chairman, Mr. Jiang Jiemin as Vice Chairman, Mr. Su Shulin and Mr. Duan Wende as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                      By Order of the Board

                                    PetroChina Company Limited

                                             Chen Geng

                                             Chairman

Beijing, PRC

August 23, 2006

2006 INTERIM REPORT

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PetroChina Company Limited

Dated: September 7, 2006                       By: /s/ Li Huaiqi
                                                   -----------------------------
                                               Name: Li Huaiqi
                                               Title: Company Secretary